Exhibit 99.1

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

To be held on
Thursday, June 27, 2024, at 10:00 a.m. (Eastern Time)
in a virtual format via live webcast online at https://virtual-meetings.tsxtrust.com/en/1686

Dated May 21, 2024
Record Date: May 17, 2024

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

TABLE OF CONTENTS

A.	VOTING INFORMATION	3

	PROXY SOLICITATION	3
	NOMINATION OF PROXYHOLDERS	3
	EXERCISE OF VOTING RIGHTS BY PROXY	4
	RIGHT TO REVOKE PROXIES	4
	SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS	5
	SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING	6
	NOTICE AND ACCESS	7
	VOTING RESULTS	8
	QUORUM	8
	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
	VOTING SECURITIES AND PRINCIPAL HOLDERS	8
B.	ITEMS ON MEETING AGENDA	9

	PRESENTATION OF FINANCIAL STATEMENTS	9
	ELECTION OF DIRECTORS	9
	APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION	15
	RATIFICATION AND CONFIRMATION OF THE CORPORATION’S STOCK OPTION PLAN	16
C.	NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	16

	OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	16
	NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE	21
	INCENTIVE PLAN AWARDS	22
	TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS	23
	DIRECTOR SUMMARY COMPENSATION TABLE	25
	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28
	STOCK OPTION PLAN	28
	INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS	30
D.	CORPORATE GOVERNANCE	31

	GENERAL COMMENT	31
	CORPORATE GOVERNANCE DEVELOPMENTS	31
	BOARD OF DIRECTORS	31
	BOARD CHARTER	34
	POSITION DESCRIPTIONS	34
	ORIENTATION AND CONTINUING EDUCATION	34
	ETHICAL BUSINESS CONDUCT	35
	NOMINATION OF DIRECTORS	35
	COMPENSATION	38
	OTHER BOARD COMMITTEES	39
	ASSESSMENTS	40
	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL	40
	DIVERSITY	40
E.	AUDIT COMMITTEE	41
F.	OTHER INFORMATION	41
	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41

- ii -

OTHER MATTERS TO BE CONSIDERED AT THE MEETING	42
ADDITIONAL INFORMATION	43
SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 31, 2024	43
APPROVAL OF DIRECTORS	43
SCHEDULE “A”	A-1
SCHEDULE “B”	B-1
SCHEDULE “C”	C-1

- iii -

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/1686, on Thursday, June 27, 2024 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2023 and 2022 and the independent auditor’s report thereon (the “Financial Statements”);
2.	to elect the directors named in the enclosed management proxy circular (the “Circular”), namely Ms. Stephanie Anderson, Mr. Daniel Buron, Mr. Eric Desaulniers, Mr. Arne H Frandsen, Mr. Jürgen Köhler, Ms. Nathalie Pilon, Mr. James Scarlett and Mr. Andrew Willis, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;
3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set its compensation;
4.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the Circular) concerning the ratification and confirmation of the stock option plan of the Corporation, the whole as described in the Circular; and
5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Circular for the Meeting is attached to this notice.

Montréal, Québec, May 21, 2024

By order of the Board of Directors,

(s) Josée Gagnon
Josée Gagnon Vice President, Legal Affairs and Corporate Secretary

Shareholders will have an equal opportunity to participate at the Meeting through this format regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting.

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or voting instruction form for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on June 25, 2024 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com ; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular.

Notice and Access

The Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”) under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer and Regulation 51-102 respecting Continuous Disclosure Obligations, for distribution of proxy-related materials to registered and beneficial shareholders. The Notice and Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (including management information circulars and annual financial statements) via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders will still receive a notice of Meeting, a proxy form and a voting instruction form.

Shareholders with question about the Notice and Access Provisions can contact TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Shareholders may choose to receive a paper copy of the Circular and the Financial Statements by contacting TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Electronic copies of the notice of Meeting, the Circular, the proxy form, the voting instruction form and the Financial Statements may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, the Corporation’s website at www.nmg.com/investors and at www.meetingdocuments.com/TSXT/NOU as of May 28, 2024. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular and other relevant documents relating to the Meeting to certain shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, which will not include paper copies of the Circular and the Financial Statements.

Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular and the Financial Statements are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In order to ensure that paper copies of the Circular and the Financial Statements can be delivered to a requesting shareholder in time for such shareholder to review the Circular and the Financial Statements and return a voting instruction form or proxy form prior to the deadline, it is strongly suggested that a shareholder ensure their request is received no later than at 10 a.m. (Eastern Time) on June 11, 2024.

MANAGEMENT PROXY CIRCULAR

A.     VOTING INFORMATION

PROXY SOLICITATION

This management proxy circular (the “Circular”) is provided in the context of a solicitation of proxies by the management of Nouveau Monde Graphite Inc. (the “Corporation”) for the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held in a virtual format via live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/1686, on Thursday, June 27, 2024 at 10:00 a.m. (Eastern Time), and for the purposes set forth in the foregoing notice of Meeting (the “Notice”) and at any adjournment thereof. In the Circular, unless otherwise indicated, the financial information set out is dated as of December 31, 2023, while all other information set out is dated as of May 21, 2024. Unless otherwise specified in this Circular, numbers and price of the Common Shares and any other information on securities convertible into Common Shares are stated after giving effect to the consolidation of the Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten outstanding Common Shares as of March 24, 2021 (the “Consolidation Ratio”). All dollar amounts indicated herein are stated in Canadian dollars. Shareholders will not be able to physically attend the Meeting.

While proxies will be mainly solicited by mail, certain directors, officers and employees of the Corporation may solicit them directly in person, by telephone, or by other means of electronic communication, but without additional compensation. The Corporation may also mandate an external proxy solicitation agency to help therewith. The cost of solicitation will be assumed by the Corporation, and it is not expected to be significant. Arrangements will also be taken with brokerage firms and other receivers, trustees and agents for the forwarding of proxy solicitation documents to the beneficial owners of the Common Shares in accordance with the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Regulation 54-101”).

Shareholders whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form (“VIF”). If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or VIF for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on June 25, 2024 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-595-9593; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered Shareholder but you are a beneficial owner, please follow the instructions contained in this Circular.

NOMINATION OF PROXYHOLDERS

The persons named as proxyholders in the proxy form for the Meeting have been chosen by the board of directors of the Corporation (the “Board of Directors”). A Shareholder entitled to vote at the Meeting has the right to appoint a person other than the persons named in the proxy form or VIF for the Meeting to attend the Meeting and act on his or her behalf. To exercise this right, the Shareholder must insert the name of that person in the space provided for that purpose in the proxy form or VIF. Any person appointed as proxyholder does not need to be a Shareholder of the Corporation. If a Shareholder appoints a proxyholder other than the persons named in the proxy form or VIF for the Meeting, in addition to returning their proxy  form or VIF by mail, fax, email or Internet to TSX Trust Company, they must also either call the TSX Trust Company at 1 866 751-6315 (toll free in Canada and the United States) or 1 416-682-3860 (other countries) or complete the electronic form available at www.tsxtrust.com/control-number-request by 10:00 a.m. (Eastern Time) on June 25, 2024 to properly register their proxyholder, so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on the proxy form or VIF. Without a 13-digit proxyholder control number, the proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

The Shareholder who is an individual must sign his or her name as it appears in the proxy form. If the Shareholder is a corporation, the proxy form must be signed by a duly authorized officer or attorney of this corporation. Also, for the Shareholder who is a corporate body, any individual accredited by a certified resolution of the directors or management of this corporate body may represent the latter at the Meeting and may apply all the Shareholder’s powers, without a proxy.

If the Common Shares are registered in the name of an executor, administrator or trustee, these persons must sign the exact name appearing in the proxy form. If the Common Shares are registered in the name of a deceased Shareholder or other holder, the name of the Shareholder must be printed in block letters in the space provided for that purpose. The proxy form must be signed by the legal representative, who must print his or her name in block letters under his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to the proxy form.

In many cases, the Common Shares belonging to a beneficial owner are registered in the name of a securities broker, another intermediary or a clearing agency. Beneficial owners should carefully read the section “Special Voting Instructions for the Benefit of Beneficial Owners” in this Circular and carefully follow the directions given by their intermediaries.

EXERCISE OF VOTING RIGHTS BY PROXY

For any item listed in the Notice, the persons named as proxyholders in the proxy form or VIF will exercise the voting rights attached to the Common Shares for which they have been nominated in accordance with the instructions of the Shareholders who have nominated them. If no specific instruction has been given by the Shareholder, the voting rights attached to his or her Common Shares will be exercised in favour of adopting the items listed in the Notice. The persons named as proxyholders will have discretionary authority with respect to amendments or variations to matters identified in the Notice and other matters which may properly come before the Meeting provided that (i) the management of the Corporation is not aware within a reasonable time before the time the solicitation is made that any of those amendments, variations or other matters are to be presented for action at the Meeting and (ii) a specific statement is made in this Circular, in the proxy form or in the VIF that the proxy is conferring such discretionary authority. However, the persons named as proxyholders may not have such discretionary authority to vote at any meeting other than the Meeting, or any adjournment thereof. As of the date of this Circular, directors of the Corporation have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form.

RIGHT TO REVOKE PROXIES

Any Shareholder who is an individual is at liberty to revoke a proxy by filing a written notice of revocation, including another proxy form indicating a later date, signed by the Shareholder or his or her proxyholder duly authorized in writing. If the Shareholder is a corporate body, the written notice of revocation and proxy form must be signed by a duly authorized officer or representative.

The written notice of revocation as well as the proxy form must be delivered (i) by mail to the Corporation’s head office, no later than 10:00 a.m. (Eastern Time), on Thursday, June 25, 2024 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after any adjournment thereof at which the proxy is to be used or (ii) either by mail to TSX Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at 416-595-9593, no later than the last clear business day preceding the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iii) by email to the secretary of such Meeting, at legal@nmg.com, on the day of the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iv) by any other manner permitted by law. The act of appointing a proxyholder results in the revocation of any previous act of appointing another proxyholder. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests. If a registered Shareholder follows the process for attending and voting at the Meeting online, voting at the Meeting online will also revoke your previous proxy.

SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS

The information provided in this section is of considerable importance for many Shareholders, because a large number of them hold Common Shares through securities brokers or their nominees and not in their own names. These Shareholders (hereinafter “Beneficial Owners”) must be aware of the fact that only proxies filed by Shareholders whose names appear in the Corporation’s ledger as registered holders of Common Shares may be recognized and may benefit from the right to vote at the Meeting. If the Common Shares are registered in a statement that is remitted to the Shareholder by the broker, in almost all cases, these Common Shares will not be registered in the Shareholder’s name in the Corporation’s ledger. These Common Shares will likely be registered in the name of the broker or its nominee. In Canada, the majority of these Common Shares are registered in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) which acts as a depository for a good number of Canadian brokerage firms. The voting rights attached to the Common Shares held by brokers or their nominees may be exercised only according to the Beneficial Owner’s specific instructions. Brokers and their nominees are prohibited from exercising the voting rights attached to the Common Shares of their clients without specific voting instructions. In order for their Common Shares to be voted at the Meeting, Beneficial Owners must make sure that their specific instructions concerning the exercise of the voting rights attached to their Common Shares are conveyed to the appropriate person well before the Meeting.

Pursuant to Regulation 54-101, intermediaries and brokers must obtain voting instructions from Beneficial Owners before a meeting of Shareholders. Each intermediary and broker has its own rules concerning the mailing and forwarding of VIFs, meeting notices, proxy circulars as well as all other documents sent to Shareholders for a meeting. These rules must be carefully followed by Beneficial Owners to ensure that the rights attached to their Common Shares can be exercised at the Meeting. The VIF remitted to Beneficial Owners by the intermediary or the broker is often the same form as the one remitted to registered Shareholders; however, its sole purpose is to obtain instructions for the intermediary or the broker on how to exercise the voting rights on behalf of the Beneficial Owner. The majority of intermediaries or brokers now delegate the responsibility of obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge provides VIFs and mails them to the Beneficial Owners, and asks them to return the VIFs to Broadridge, or to call its toll-free number to exercise the voting rights attached to their Common Shares, or to go to its web site at www.proxyvote.com to provide voting instructions. Broadridge then computes the results of all the voting instructions received and gives the appropriate instructions regarding the exercise of the voting rights attached to the Common Shares that will be represented at the Meeting.

The Beneficial Owner who receives a VIF from Broadridge may not use such VIF to exercise the voting rights attached to his or her Common Shares directly at the Meeting. The VIF must be returned to Broadridge 48 hours before the Meeting so that the voting rights attached to the Common Shares can be exercised at the Meeting.

While a Beneficial Owner cannot be recognized directly at the Meeting for the purpose of exercising the voting rights attached to the Common Shares registered in the name of his or her broker or his or her broker’s nominee, the Beneficial Owner may attend the Meeting as proxyholder for the registered Shareholder and may, in this capacity, exercise the voting rights attached to the Common Shares. The Beneficial Owner wishing to attend the Meeting and indirectly exercise the voting rights attached to his or her Common Shares as proxyholders for the registered Shareholder must enter his or her own name in the space provided in the VIF and return it to his or her broker (or his or her broker’s nominee) in accordance with the instructions provided by the broker (or broker’s nominee) before the Meeting. The Beneficial Owner can also write the name in the space provided in the VIF of someone else whom he or she wishes to attend the Meeting and vote on his or her behalf. Unless prohibited by law, the person whose name is written in the space provided in the VIF will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or the Circular. The

Beneficial Owner may consult a legal advisor if he or she wishes to modify the authority granted to that person in any way.

According to Regulation 54-101, the Corporation distributed copies of the N&A Notice (as defined below) and the VIF (collectively with the proxy form, the “Meeting Materials”) to clearing agencies and intermediaries for onward distribution to non-objecting Beneficial Owners. The Corporation will pay for the distribution of Meeting Materials to objecting Beneficial Owners.

As permitted under Regulation 54-101, the Corporation has used a non-objecting Beneficial Owners list to send the Meeting Materials to the owners whose names appear on that list.

The Meeting Materials were sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for i) delivering these materials to you, and ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING

The Corporation has decided to hold the Meeting in a virtual format, which will be conducted by way of a live webcast through a virtual platform with real-time balloting. Shareholders will have an equal opportunity to participate at the Meeting through this virtual format regardless of their geographic location. As always, we encourage Shareholders to vote their Common Shares prior to the Meeting. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting virtually, and vote in real time virtually, provided they are connected to the internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the proxy form or VIF (including a non-registered Shareholder who wishes to appoint himself or herself to attend the Meeting) must carefully follow the instructions in this Circular and on their proxy form or VIF. These instructions include the additional step of registering such proxyholder with the Corporation’s transfer agent, TSX Trust Company, after submitting the proxy form or VIF. Failure to register the proxyholder with TSX Trust Company will result in the proxyholder only being able to attend the Meeting as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

Shareholders who wish to attend the Meeting are encouraged to log into the Meeting one hour (1 hr) prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 9:00 a.m. (Eastern Time) on June 27, 2024. The Meeting will begin promptly at 10:00 a.m. (Eastern Time) on June 27, 2024.

How to Vote

You have three ways to vote your Common Shares:

◾	by submitting your proxy form or VIF as per instructions indicated; or
◾	during the Meeting, by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to attend and listen to the Meeting, but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting:

◾	Step 1: Log into the Virtual Platform online at https://virtual-meetings.tsxtrust.com/1686.
◾	Step 2: Follow these instructions:

Registered Shareholders: Click “I have a control number” and then enter your unique 13-digit control number and password “nou2024” (case-sensitive). The 13-digit number located on the proxy form received from TSX Trust Company is your control number. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your unique proxyholder 13-digit control number and password “nou2024” (case-sensitive). The proxyholder 13-digit number will have been provided by email from TSX Trust Company following your registration at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) after 10:00 a.m. (Eastern Time) on June 25, 2024. Alternatively, a duly appointed proxyholder may request a 13-digit proxyholder control number by completing a form online using the following link: https://www.tsxtrust.com/control-number-request. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by login in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the TSX Trust platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by security settings of your organization.

NOTICE AND ACCESS

To reduce printing and mailing costs, the Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”) under Regulation 54-101 and Regulation 51-102 respecting Continuous Disclosure Obligations to deliver the Meeting Materials for the Meeting. Instead of receiving printed copies of the Meeting Materials, Shareholders will receive a notice with information on the Meeting date, where it is being held and when, as well as information on how they may access the Meeting Materials electronically (the “N&A Notice”). The Corporation will not use the procedures known as “stratification”, meaning all Shareholders will receive the N&A Notice in accordance with the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Meeting Materials to certain shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice and Access Provisions, which will not include paper copies of the Meeting Materials.

Shareholders with question about the Notice and Access Provisions can contact TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Shareholders may choose to receive a paper copy of the Meeting Materials by contacting TSX Trust Company toll free at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. Electronic copies of the Meeting Materials may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov, on the Corporation’s website at www.nmg.com/investors and at www.meetingdocuments.com/TSXT/NOU as of May 28, 2024.

In order to ensure that paper copies of the Meeting Materials can be delivered to a requesting Shareholder in time for such Shareholder to review the Meeting Materials and return a VIF or proxy form prior to the deadline, it is strongly suggested that a Shareholder ensure their request is received no later than at 10:00 a.m. (Eastern Time) on June 11, 2024.

VOTING RESULTS

Following the Meeting, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedarplus.ca and the United States securities regulatory authorities at www.sec.gov.

QUORUM

Under the Corporation’s general by-laws, the quorum is present, irrespective of the number of persons actually present at the Meeting, if the Shareholders entitled to more than ten per cent (10%) of the votes which may be cast at the Meeting are present in person or represented by proxy.

The quorum must be reached at the opening of the Meeting so that it is regularly constituted even if the quorum is not maintained during the course of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Since the beginning of the Corporation’s last fiscal year, none of the Corporation’s directors, executive officers, proposed nominees for directorship, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any items on the Meeting agenda, except for the renewal of the stock option plan of the Corporation (the “Plan”).

Given that the Corporation’s directors and executive officers are qualified as eligible participants under the Plan and certain of them currently hold stock options under the Plan which shall be governed by the Plan should it be ratified and confirmed, they have an interest that the resolution concerning the ratification and confirmation of the Plan be adopted by the Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Circular, 112,481,151 Common Shares were issued and outstanding. The holders of Common Shares have the right to vote at any meeting of Shareholders. Only Shareholders registered in the Corporation’s ledger at the close of business on May 17, 2024, have the right to receive the Notice and have the right to vote at the Meeting and any adjournment thereof, if they are present or represented by proxy.

All matters proposed before the Meeting require approval by a majority of votes cast by Shareholders.

To the knowledge of the directors and executive officers of the Corporation, based upon filings made with Canadian securities regulators on or before the date of this Circular, no person beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities, other than the persons listed in the table below:

	Number of Common Shares	Percentage of Common Shares(1)
Pallinghurst(2)	18,317,361	16.28%
Mitsui & Co. Ltd. (“Mitsui”)	13,552,695	12.05%
General Motors Holding LLC (“GM”)	12,500,000	11.11%
Panasonic Holdings Corporation (“Panasonic”)	12,500,000	11.11%

Notes:

(1)	On a non diluted basis.
(2)	Pallinghurst Bond Limited and Pallinghurst Graphite International Limited (collectively: ‘’Pallinghurst Group’’ or “Pallinghurst”).

B.       ITEMS ON MEETING AGENDA

PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2023, and 2022 and the independent auditor’s report thereon will be tabled at the Meeting but will not be subject to a vote.

ELECTION OF DIRECTORS

The Corporation’s articles of amalgamation specify that the Board of Directors may be composed of a minimum of three (3) and a maximum of fifteen (15) directors. The Corporation’s general by-laws specify that the directors are elected annually by the Shareholders. Each director so elected shall hold office until the next annual general meeting of the Shareholders, unless he/she shall resign or his/her office becomes vacant by death, removal or other cause.

The Corporation’s management deems that all nominees will be capable of acting as directors. The proxy form or the VIF do not grant a discretionary power to elect a director of the Corporation unless a proposed nominee is designated in the Circular.

The Board of Directors proposes the following eight (8) individuals as nominees for directorship. Each of the nominees proposed by the Board of Directors is presently a director of the Corporation and was elected as such by the Shareholders of the Corporation at the annual general and special meeting of Shareholders on June 19, 2023:

Stephanie Anderson
Daniel Buron
Eric Desaulniers
Arne H Frandsen
Jürgen Köhler

Nathalie Pilon
James Scarlett
Andrew Willis

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form or VIF for the Meeting intend to vote FOR the election of the nominees for directorship listed above.

The following table provides certain information concerning each nominee for directorship: name, province, country of residence and position held with the Corporation. It also provides, among other things, the current members of the Audit Committee, the Human Resources Committee (previously, the Human Resources, Diversity, Equity and Inclusion (“DEI”) and Compensation Committee), the Governance Committee (previously, the Corporate Governance and Nominating Committee), the ESG (Environmental, Social and Governance) Committee (previously, the ESG, Health and Safety, and Sustainability Committee) and the Projects and Development Committee (collectively, the “Committees”), the month and year in which the nominee became a director of the Corporation, his or her principal occupation, business or employment in the last five years and the number of Common Shares that he or she beneficially owns, controls or directs, directly or indirectly, as of the date of the Circular.

STEPHANIE ANDERSON
Ontario, Canada Independent Director of the Corporation since November 2022

Ms. Anderson is a finance executive and strategic business partner with a broad range of financial, technical, marketing, market development and Arctic bulk shipping experience gained from over 30 years spent in the mining sector. From her many years in the industry, she has developed a solid foundation of operational and logistics understanding with the ability to identify and drive strategies that combine business and finance. After nearly a decade at Baffinland Iron Mines, most recently as Executive Vice President, Corporate Development, Ms. Anderson retired from the company. She previously served as Chief Financial Officer from 2011 to 2017 and was part of the original team that developed the Mary River iron ore project located at Nunavut Territory on north Baffin Island, Canada. Ms. Anderson began her career as an exploration geologist with Inco Limited (now Vale) and over a nineteen-year period rose to the position of Vice President & Treasurer, having previously served in a variety of technical, marketing and accounting functions and roles. Prior to joining Baffinland Iron Mines she held the position of Executive Vice President and Financial Officer at Dundee Precious Metals Inc. a Canadian-based international mining company engaged in the acquisition, exploration, and mining of precious metals. Ms. Anderson holds a BSc. Honors Geology from the University of New Brunswick and an MBA (Finance) from the University of Toronto.

	Committee Memberships: Member of the Projects and Development Committee	Principal Occupation during last five years: Former Executive Vice-President, Corporate Development of Baffinland Iron Mines	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2023 Board/Committee Attendance Board of Directors: 5/5 Projects and Development Committee: 8/9 Total: 13/14	Other Public Directorship: N/A

DANIEL BURON
Québec, Canada Independent Director of the Corporation since September 2019

Mr. Buron was until April 2023 Executive Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. (“Domtar”). Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He is a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He served on the board of McGill University Health Center Foundation and on the board of SEMAFO Inc., a TSX-listed company. Mr. Buron holds a Bachelor of Commerce Degree from Laval University.

	Committee Memberships: Lead Director Chair of the Audit Committee Member of the Human Resources Committee Member of the Governance Committee	Principal Occupation during last five years: Former Executive Vice-President and Chief Financial Officer of Domtar Corp.	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2023 Board/Committee Attendance Board of Directors: 4/5 Audit Committee: 4/4 Governance Committee(4): 3/3 Human Resources Committee (6): 4/4 Total: 15/16	Other Public Directorship: N/A
ERIC DESAULNIERS
Québec, Canada Not independent President, Chief Executive Officer and Director of the Corporation since January 2013

Mr. Desaulniers, MSc, P. Geo, is a professional geologist with a specialization in geophysics and integrated 3D earth modelling. He spearheads the corporate development of Nouveau Monde Graphite in direct collaboration with the internal technical team and industry experts.

Before discovering the world-class Matawinie deposit that launched Nouveau Monde, Mr. Desaulniers directed ED Exploration, a consulting firm that strived to offer high-level geological and geophysical services to the mineral industry. He also served as Project Manager at Sander Geophysics where he managed numerous international large-scale interpretation and data acquisition projects in the Middle East, Africa and North America for major clients like the British Geological Survey, Saudi Aramco, the Moroccan government, BRGM and Shell. Mr. Desaulniers holds a Bachelor in Geology and a Master in Geophysics from Université Laval.

	Committee Memberships: N/A	Principal Occupation during last five years: President and Chief Executive Officer of the Corporation	Number of Common Shares Beneficially Owned, Controlled or Directed: 335,275 Common Shares(1)
	2023 Board Attendance Board of Directors: 5/5 Total: 5/5	Other Public Directorship : Société d’exploration minière Vior inc.

ARNE H. FRANDSEN
London, United Kingdom Not independent Director of the Corporation since May 2019

Mr. Frandsen is the Executive Chairman of The Pallinghurst Group. Mr. Frandsen holds an LL.B and Master in Law from Copenhagen University. He has over 10 years of investment banking experience with Goldman Sachs and J.P. Morgan, providing strategic advice and structuring mergers and acquisitions, as well as corporate finance transactions for clients in 30 different countries.

In 2005, Mr. Frandsen left investment banking to become the Chief Executive Officer of Incwala Resources, one of South Africa’s leading black economic empowerment mining companies. Mr. Frandsen was one of the founders of The Pallinghurst Group in 2006 and has been instrumental in the group’s development. In addition, he is Chairman of Nouveau Monde Graphite, as well as a director of Sedibelo Resources Limited and Talon Metals Corp.

	Committee Memberships: Chair of the Board of Directors Chair of the Human Resources Committee Member of the Governance Committee Member of ESG Committee	Principal Occupation during last five years: Co-Founder and Managing Partner of The Pallinghurst Group	Number of Common Shares Beneficially Owned, Controlled or Directed: 311,796 Common Shares(2)
	2023 Board/Committee Attendance Board of Directors: 5/5 Governance Committee (4): 1/3 ESG Committee(5): 1/3 Human Resources Committee (6): 3/4 Total: 10/15	Other Public Directorship: Talon Metals Corp.

JÜRGEN KÖHLER
Kelkheim, Germany Independent Director of the corporation since April 2021

Dr. Köhler was formerly the CEO of SGL Carbon, one of the world’s leading advanced graphite materials companies. Based in Wiesbaden, Germany, he was responsible for approximately 5,000 employees and over 30 operating plants globally. SGL Carbon is a supplier of graphite and composite materials for the automotive, aerospace, solar, wind energy industries, as well as for manufacturers of semiconductors, LEDs, and lithium-ion batteries. Before becoming the CEO of SGL Carbon, he worked for more than a decade as a senior chemical engineer and Department Leader for the company. Among his many roles, he was responsible for building and operating advanced graphite materials plants in Europe, North America and Asia.

Before his time at SGL Carbon, Dr. Köhler worked in the United States for Celanese Corporation as the Director for Manufacturing & Technology. Before that, he worked as a chemical engineer at Hoechst AG, in Frankfurt.

Dr. Köhler earned a Ph.D. in Chemical Engineering with “summa cum laude” from the Technical University of Munich (TUM).

	Committee Memberships: Member of the Audit Committee Member of the Projects and Development Committee	Principal Occupation during last five years: Former Chief Executive Officer of SGL Carbon SE	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2023 Board/Committee Attendance Board of Directors:4/5 Audit Committee: 3/4 Project and development Committee: 11/11 Total: 18/20	Other Public Directorship: N/A

NATHALIE PILON
Québec, Canada Independent Director of the Corporation since December 2020

A recognized business leader, Nathalie Pilon brings twenty years of experience in heavy industry and manufacturing, and a keen ability to bring people and technology together to drive Canada’s innovation ecosystem. Ms. Pilon was President of ABB in Canada and member of the Executive Board of ABB Americas. She has also served as President of Thomas & Betts Canada, and as Senior Manager, Professional Practice for KPMG.

She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business. Ms. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, Lassonde Industries Inc., Deschênes Group Inc., Kinova Group Inc. and the Montréal Port Authority.

	2023 Board/Committee Attendance Board of Directors: Chair of the ESG Committee Member of the Audit Committee Member of the Projects and Development Committee	Principal Occupation during last five years: Former President of ABB Inc. in Canada	Number of Common Shares Beneficially Owned, Controlled or Directed: 10,000 Common Shares
	2023 Board/Committee Attendance Board of Directors: 5/5 ESG Committee (5): 4/4 Audit Committee: 4/4 Projects and Development Committee: 11/11 Total: 24/24	Other Public Directorship: Lassonde Industries Inc.

JAMES SCARLETT
Ontario, Canada Independent Director of the Corporation since December 2020

James Scarlett was, until May 2019, the Executive Vice-President and Chief Legal Officer at Hydro One Limited, a leading Canadian electricity transmission and distribution provider. Prior to this, Mr. Scarlett was a Senior Partner at Torys LLP, one of Canada’s leading law firms, where he held leadership roles at the firm, including member of the Executive Committee and head of Torys’ Capital Markets Group, Mining Group and International Business Development strategy. Mr. Scarlett spearheaded numerous public market M&A transactions as well as many board mandates, related-party transactions, hostile takeover offers and dissident shareholder actions. In addition, he has experience from over 30 public equity deals.

Prior to joining Torys, he was a Senior Partner at Toronto-based McMillan Binch LLP. Jamie was also seconded to the Ontario Securities Commission (“OSC”) and was appointed as Director of the Capital Markets Branch of the OSC. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto and a Bachelor of Commerce Degree from McGill University. Mr. Scarlett holds the ICD.D designation.

	2023 Board/Committee Attendance Board of Directors: Chair of the Governance Committee Member of Human Resources Committee Member of the ESG Committee	Principal Occupation during last five years: Former Executive Vice-President and Chief Legal Officer of Hydro One Limited Corporate Director Consulting Services	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2023 Board/Committee Attendance Board of Directors: 5/5 Governance Committee (4): 3/3 Human Resources Committee (6): 4/4 ESG Committee (5): 4/4 Total: 16/16	Other Public Directorship: Chartwell Retirement Residences

ANDREW WILLIS
Saint Peter Port, Guernsey Not Independent Director of the Corporation since May 2021

Andrew Willis has over 20 years of experience in international finance, structuring and private equity. He started his professional career as an accountant and was closely involved in advising on corporate, investment and personal financial structuring for business owners and high net worth investors. With pan-European private equity investment manager Candover Investments, Mr. Willis then played a role in closing numerous transactions including a US$300m acquisition of a European based financial publisher and exits including NASDAQ-listed chemical and pharmaceutical companies.

Mr. Willis was one of The Pallinghurst Group’s founders in 2006 and remains as Executive Chairman. During this period, Pallinghurst has raised and invested almost US$3bn of equity, which has been invested in natural resources projects in Europe, North America, Australia and Africa.

Mr. Willis earned a Master of Business Administration from INSEAD as well as a Bachelor of Commerce (Bcom) in Accounting, and Bachelor of Arts (BA) in Japanese, having studied at the University of Auckland and University of Hiroshima. Mr. Willis is also a Fellow of the Association of Certified Chartered Accountants (ACCA) and an Associate of the UK Chartered Governance Institute (CGI).

	2023 Board/Committee Attendance Board of Directors: Member of the Projects and Development Committee	Principal Occupation during last five years: Co-Founder and Managing Partner of The Pallinghurst Group	Number of Common Shares Beneficially Owned, Controlled or Directed: 311,796 Common Shares(3)
	2023 Board/Committee Attendance Board of Directors: 5/5 Projects and Development Committee: 9/11 Total: 14/16	Other Public Directorship: N/A

Notes:

(1)	As of the date of the Circular, Mr. Desaulniers personally holds 268,175 Common Shares and holds 67,100 Common Shares through ED Exploration Inc., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.
(2)	As of the date of the Circular, Mr. Frandsen personally holds 311,796 Common Shares. Mr. Frandsen is a director of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 16.28% of the issued and outstanding Common Shares, on a non diluted basis.
(3)	As of the date of the Circular, Mr. Willis holds 311,796 Common Shares through Delta Resources Investments Limited, a corporation controlled by Mr. Willis and of which he is the sole director and shareholder. Mr. Willis is a director of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 16.28% of the issued and outstanding Common Shares, on a non diluted basis.
(4)	In March 2023, the Governance, Compliance and Legal Committee became the Corporate Governance and Nominating Committee. In May 2024, the name of that committee changed to Governance Committee.
(5)	In March 2023, the ESG, Safety and Health Committee became the ESG, Health and Safety, and Sustainability Committee. In May 2024, the name of that committee changed to ESG Committee.
(6)	In March 2023, the Human Resources, Nominating and Compensation Committee became the Human Resources, DEI and Compensation Committee. In May 2024, the name of that committee changed to Human Resources Committee.

To the knowledge of the members of the Board of Directors and based on the information provided by the nominees for directorship, none of these nominees:

(a)	is, as of the date of the Circular, or has been, within ten years before this date, a director, chief executive officer or chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:
(i)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee exercised these duties;
(b)	is, as of the date of the Circular, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while that person was acting in that capacity, or within a year of that nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee; or
(d)	has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority nor has been imposed any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee for directorship.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION

The Audit Committee and the Board of Directors propose the appointment of PricewaterhouseCoopers LLP (“PwC”) as external auditor until the Corporation’s next annual meeting of Shareholders. To be validly adopted, the resolution concerning the appointment of PwC must be adopted by a simple majority of the votes cast by the Shareholders present or represented by proxy at the Meeting. The Shareholders’ approval will also authorize the Board of Directors to set the external auditor’s compensation. The proxy form or the VIF does not grant a discretionary power to appoint the auditor of the Corporation.

During the past five fiscal years, PwC has acted as auditor of the Corporation.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form for the Meeting intend to vote FOR the appointment of PwC as the external auditor of the Corporation until the adjournment of the next annual meeting of Shareholders and authorize the directors to set its compensation.

RATIFICATION AND CONFIRMATION OF THE CORPORATION’S STOCK OPTION PLAN

During the Meeting, the Shareholders will be invited to consider and, if deemed advisable, to adopt, with or without amendment, a resolution, the text of which is set out in Schedule “A”, to ratify and confirm the Plan.

Under the Plan, a maximum of 10% of the issued Common Shares being outstanding from time to time will be reserved for the grant of stock options, combined with Common Shares reserved for all of the Corporation’s other security-based compensation mechanisms. On this basis, the Plan will operate as a “rolling plan”, as defined under the policies of the TSX Venture Exchange (the “Exchange”), which shall be approved on an annual basis by the Shareholders. For a summary of the principal terms of the Plan, please see section “Stock Option Plan” in this Circular. The text of the Plan is attached as Schedule “B” of the Circular.

On May 17, 2024, the Exchange conditionally accepted the annual filing of the Plan. For informative purposes, as of the date of the Circular, 11,481,115 Common Shares represented 10% of the issued and outstanding Common Shares.

The Board of Directors believes that the renewal of the Plan is in the interest of the Corporation and its Shareholders and, accordingly, recommends that Shareholders vote for the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular. To be validly adopted, such resolution must be adopted by a simple majority of the votes cast by the Shareholders present or represented by proxy at the Meeting.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form for the Meeting intend to vote FOR the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular.

C.         NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

NAMED EXECUTIVE OFFICERS

Compensation Discussion and Analysis

General

The members of the Human Resources Committee (formally the Human Resources, DEI and Compensation Committee) are required to consult with and make recommendations to the Board of Directors on compensation structure of the President and Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the Chief Operating Officer of the Corporation (collectively, the “Named Executive Officers”) and compensation plan matters. The make-up of the Human Resources Committee, the determination as to whether the members are independent and a description of the responsibilities, powers and operations of the Human Resources Committee are set out under the section “Compensation Governance” in this Circular.

The Board of Directors, on recommendation of the Human Resources Committee, analyzes, reviews and determines the compensation structure of the Named Executive Officers.

The Named Executive Officers’ compensation has been established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success and to continue to provide executives with compensation that is in accordance with existing market standards generally.

The Named Executive Officers’ compensation structure is comprised of a base compensation, performance bonus and stock options granted under the Plan, following its ratification and confirmation by the Shareholders, or any combination of these elements.

Through its compensation practices, the Corporation seeks to provide value to its Shareholders through a strong executive leadership. Specifically, the Named Executive Officers’ compensation structure seeks to (i) attract and retain talented and experienced executives necessary to achieve the Corporation’s strategic objectives, (ii) motivate and reward executives whose knowledge, skills and performance are critical to the Corporation’s success, (iii) align the interests of the Corporation’s executives and Shareholders by motivating executives to increase Shareholder value, and (iv) provide a competitive compensation structure in which a significant portion of total compensation is determined by corporate and individual results and the creation of Shareholder value and foster a shared commitment among executives by coordinating their corporate and individual goals.

Within the context of the overall objectives of the Corporation’s compensation practices, the Corporation determined the specific amounts of compensation paid to each Named Executive Officer for the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, as applicable, based on a number of factors, including (i) the Corporation’s understanding of the amount of compensation generally paid by similarly situated businesses to their executives with similar roles and responsibilities, (ii) the Corporation’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals, (iii) the roles and responsibilities of the Corporation’s executives, (iv) the individual experience and skills of, and expected contributions from the Corporation’s executives, (v) the amounts of compensation being paid to the Corporation’s other executives, and (vi) any other contractual commitments that the Corporation has made to its executives regarding compensation.

Base Compensation

The Corporation’s approach is to pay its Named Executive Officers a base compensation that is competitive with those of other executives in similar businesses. The Corporation believes that a competitive base compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that attractive base compensations can motivate and reward executives for their overall performance. The base compensation of each Named Executive Officer is reviewed annually and may be adjusted in accordance with the terms of such Named Executive Officers’ employment. In establishing the base compensation of the Named Executive Officers, the Corporation ensures that the base salary of such executive officers is reasonably positioned within a comparator group in the mining industry for equivalent positions and similar experience.

The Corporation entered into the President and CEO Agreement (as defined below) with its President and Chief Executive Officer on February 21, 2018, the CFO Agreement (as defined below) with its Chief Financial Officer on March 30, 2018, and the COO Agreement (as defined below) with its Chief Operating Officer on January 9, 2022. The base compensation of such individuals reflects the base compensation that the Corporation negotiated with them. Such base compensation was also based on the experience and skills of, and expected contribution from, each Named Executive Officer, their roles and responsibilities and other factors. Certain terms of the President and CEO Agreement, the CFO Agreement and the COO Agreement are summarized under the section “Termination, Change of Control and Other Benefits” in this Circular.

Performance Bonus

The Named Executive Officers have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Corporation. Individual target bonuses, which are established by the Human Resources Committee, are generally up to 50% of the base compensation of the Named Executive Officer. Bonuses granted to Named Executive Officers are recommended by the Human Resources Committee to the Board of Directors which ultimately approves the award of such bonuses.

Bonuses are primarily based upon performance, as measured against predetermined corporate and individual goals covering business development, ESG management and performance, as well as corporate and financial achievements. The objectives are presented to the Human Resources Committee and discussed with each of the Named Executive Officers. The primary objective of the Corporation’s bonus payments is to motivate and reward the Named Executive Officer for meeting the Corporation’s short-term objectives using a performance-based compensation program with objectively determinable goals that are specifically tailored for each of the Named

Executive Officer. Bonuses are granted based on the achievement of criteria, which are established annually. Bonuses are established, among others, on the following criteria: financing, human resources, budget and cost control and permitting and development of projects. In addition, certain Named Executive Officers are eligible for bonuses payable upon the achievement of significant milestones in the progress of the major projects under their responsibility. These bonuses are paid in a lump sum based on the milestones and amounts established in employment contracts. For additional information regarding the grant of performance bonuses, please see the table included under the section “Named Executive Officer Summary Compensation Table” in this Circular. Please also refer to the section “Termination, Change of Control and Other Benefits” in this Circular.

Stock Options

The Corporation’s grant of stock options to its Named Executive Officers under the Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long-term development of the Corporation and to increase Shareholder value. The relative emphasis of stock options for compensating Named Executive Officers will generally vary depending on the number of stock options that are outstanding from time to time. For the fiscal year ended December 31, 2023, the Corporation granted 212,500 stock options to directors of the Corporation, 600,000 stock options to the Named Executive Officers, 800,000 stock options to employees of the Corporation and 476,048 stock options to consultants of the Corporation.

The Corporation generally expects that future grants to Named Executive Officers should be based on the following factors: (i) the terms of the executive’s employment; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior stock options grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options and (vii) the market practices and the executive’s responsibilities and performance.

The Corporation has not set specific target levels for the grant of stock options to Named Executive Officers but seeks to be competitive with similar businesses. Generally, initial option-based awards are set in the Named Executive Officers’ employment agreements in accordance with the items set out in the previous paragraph, as applicable. The terms of such employment agreements are recommended by the Human Resources Committee and approved by the Board of Directors. Additional stock option grants will be recommended by the Human Resources Committee to the Board of Directors which ultimately has the responsibility to grant stock options. For a summary of the main terms of the Plan, see the section “Stock Option Plan” in this Circular.

Management of Risks

The Human Resources Committee and the Board of Directors periodically assess the implications of the risks associated with the Corporation’s compensation policies and practices. The Human Resources Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. The Human Resources Committee believes that the following elements, among others, mitigate the risks associated with the Corporation’s compensation program for its executives: (i) all material contracts and agreements have to be approved by the Board of Directors, (ii) the Board of Directors approves annual and capital budget, and (iii) a significant portion of the compensation is based on the overall performance of the Corporation. The Human Resources Committee is satisfied that the Corporation’s policies and practices do not encourage any executive or individual to take inappropriate or excessive risks. In this respect, the Human Resources Committee has not identified risks arising from the executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Performance Graph

The following chart compares the cumulative total return on a $100 investment in the Common Shares to the cumulative total return on the S&P/TSX Capped Materials and the S&P/TSX Composite Total Return Index from January 1st, 2019, to December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio.

The amounts indicated in the graph above and in the chart below are as of December 31 in each of the year 2019, 2020, 2021, 2022 and 2023.

	January 1, 2019	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Nouveau Monde Graphite Common share	100	69.64	367.86	313.93	184.29	123.21
S&P/TSX Capped Materials	100	125.16	151.75	157.91	160.65	158.48
S&P/TSX Composite	100	118.93	121.51	147.92	135.11	146.08

As shown in the above performance graph, during the fiscal year ended December 31, 2023, the Corporation’s Common Share price performed slightly worse than the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index for the 2023 calendar year. The Corporation believes that this underperformance was largely due to weaker graphite prices, despite the advancement of the Matawinie Mine and Bécancour Battery Material Plant projects and improved long-term outlook for graphite demand from battery manufacturer and the electric vehicle industry. Total Shareholder return increased by approximately 23% between January 1, 2019, and December 31, 2023. The Common Shares performance is also affected by a number of factors, including the Corporation’s performance and general market and economic conditions, many of which are beyond the control of the Corporation and the Named Executive Officers. Some of these risks are discussed under the section “Risk Factors” of the Corporation’s Annual Information Form dated March 27, 2024, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Market price performance is not the only predictor or outcome of the success of the Corporation’s team, especially in the short term. The trend in overall compensation paid to the Named Executive Officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Corporation’s stage of development, the Corporation’s Common Share price is volatile and is currently not a significant factor in cash compensation consideration. It is one of many considerations that influence the Named Executive Officers’ compensation decisions. As a result, the factors considered by the Human Resources Committee and by the Board of Directors in determining compensation matters, such as the amount of compensation generally paid by similarly situated companies to their executive officers with similar roles and responsibilities, the Named Executive Officers’ performance, the roles and responsibilities of the Named Executive Officers, and the individual experience and skills of, and expected contributions from the Named Executive Officers, may not be significantly affected by the market price of the Common Shares. The value of long-term incentive compensation in the form of Options is influenced by the Corporation’s Common Share price performance.

Human Resources Committee

As of the date of this Circular, the Human Resources Committee currently consists of the three (3) following directors: Messrs. Arne H Frandsen, Daniel Buron, and James Scarlett. Mr. Buron and Mr. Scarlett are considered independent under the Regulation 52-110 respecting Audit Committees (the “Regulation 52-110”).

All the members of the Human Resources Committee have relevant experience to fulfill their responsibilities related to Named Executive Officers’ compensation, including making decisions and determinations as to the suitability of compensation policies and practices. Each member has held a number of executive management positions. All the members of the Human Resources Committee have experience in matters of executive compensation that is relevant to their responsibilities as members of such Committee by virtue of their respective professions and long-standing involvement with public companies. In connection with each member’s various responsibilities in such positions, each member of the Human Resources Committee strives to keep abreast of trends and developments affecting executive compensation.

For a description of the policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and officers, see the section “Corporate Governance – Compensation” in this Circular.

The Human Resources Committee is responsible for assisting the Board of Directors in discharging its oversight responsibilities relating to the compensation and retention of key executive management employees having the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The members of the Human Resources Committee are more specifically responsible for (i) reviewing the goals and objectives of the Corporation’s executive officers’ compensation plans and amending, or recommending that the Board amend, these goals and objectives if the Committee deems appropriate; (ii) having regard to the Corporation’s goals and objectives with respect to executive officers’ compensation plans, reviewing such plans and amending existing plans or adopting new plans, or recommending that the Board do so, if the Committee deems appropriate; (iii) having regard to the goals and objectives established by the Board, evaluating the CEO’s performance and, based on such evaluation, determining and recommending the CEO’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation and, if it deems appropriate, discussing the CEO’s compensation with the Board; (iv) reviewing the evaluation process and compensation structure for the Corporation’s executive officers and making recommendations to the Board with respect to the compensation of the executive officers, including, as appropriate, salary, bonus, incentive and equity compensation; (v) assessing annually the competitiveness and appropriateness of the Corporation’s policies relating to the compensation of executive officers; (vi) reviewing and, if appropriate, recommending to the Board the approval of, any adoption, amendment and termination of the Corporation’s incentive and equity- based compensation plans and overseeing their administration, including discharging any duties imposed on the Board by any of those plans to the extent such duties may be delegated to the Committee; (vii) reviewing and recommending to the Board the employment contracts and other hiring or termination packages to be entered into with the CEO and other executive officers; and (viii) to the extent the Committee deems appropriate, overseeing the selection of any peer group used in determining compensation or any element of compensation.

The Human Resources Committee has the authority to retain the services of any compensation consultants to provide independent advice on executive compensation and related governance issues. The Human Resources Committee also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors to the Corporation must be pre-approved by the Human Resources Committee or its chair.

NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE

The following table details all compensation paid to the Named Executive Officers of the Corporation for the fiscal years ended December 31, 2021, December 31, 2022, and December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION
Name and Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans (4)	Long-Term Incentive Plans
Eric Desaulniers, President, Chief Executive Officer and Director(1)	2021 2022 2023	425,000 460,000 460,000	N/A N/A N/A	1,428,476 755,918 647,137	276,250 299,000 299,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	2,129,726 1,514,918 1,406,137
Charles-Olivier Tarte, Chief Financial Officer	2021 2022 2023	325,000 335,000 335,000	N/A N/A N/A	714,238 377,959 520,523	178,750 230,750 184,250	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	1,217,988 943,709 1,039,773
Bernard Perron, Chief Operating Officer(2)	2021 2022 2023	– 369,231 400,000	– N/A N/A	– 1,211,050 520,523	– 275,000 220,000	– N/A N/A	– N/A N/A	– N/A N/A	– 1,855,281 1,140,523

Notes:

(1)	Mr. Desaulniers, who is also a director of the Corporation, is not being compensated for the services delivered as such.
(2)	Mr. Perron was appointed as Chief Operating Officer of the Corporation on January 17, 2022. For the fiscal year 2022, this therefore represents the salary that was paid to him for the period from January 17, 2022, to December 31, 2022, based on an annual base salary of $400,000.
(3)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Named Executive Officers under the Plan on the grant date for the covered fiscal year. During fiscal year ended December 31, 2023, Messrs. Desaulniers, Tarte and Perron were granted on May 12, 2023, 230,000 stock options, 185,000 stock options, and 185,000 stock options respectively. Mr. Perron was granted 225,000 stock options upon his hiring based on the COO Agreement. The grant date fair value of the awards was $5.04 for Messrs. Desaulniers and Tarte stock options. Mr. Perron’s grant date fair value was $5.38 on January 24, 2022. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date faire value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions:
Assumptions	January 6, 2021	May 25, 2021	January 24, 2022	March 28, 2022	May 12, 2023
Risk-Free Interest Rate	0.41%	0.87%	1.62%	2.44%	2.91%
Expected Life (In Years)	5	5	5	5	5
Expected Volatility	63%	68%	74%	74%	69%
Grant Date Fair Value ($)	6.76	9.52	5.38	5.04	2.81
(4)	The amounts provided in this column represent the payment of annual cash incentive bonuses by the Corporation in reward of objectives achieved by the Named Executive Officers in respect of the applicable fiscal year. In addition during the fiscal year 2022, Mr. Perron received a bonus upon the achievement of a significant milestone, as predetermined in the COO Agreement. The annual cash incentive bonuses are generally paid following the end of the applicable fiscal year. Please also refer to the section “Termination, Change of Control and Other Benefits” in this Circular.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2023. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Options-Based Awards					Share-Based Awards
	Date of Issue or Grant (m/d/y)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (m/d/y)	Value of Unexercised in-the-Money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed ($)
Eric Desaulniers, President, Chief Executive Officer and Director	05/27/2019 09/02/2020 05/25/2021 03/28/2022 05/12/2023	75,000 300,000 150,000 150,000 230,000	2.35 1.85 16.84 8.20 4.77	05/27/2024 09/02/2025 05/24/2026 03/28/2027 05/12/2028	82,500 480,000 Nil Nil Nil	N/A	N/A	N/A
Charles-Olivier Tarte, Chief Financial Officer	05/27/2019 09/02/2020 05/25/2021 03/28/2022 05/12/2023	37,500 150,000 75,000 75,000 185,000	2.35 1.85 16.84 8.20 4.77	05/27/2024 09/02/2025 05/24/2026 03/28/2027 05/12/2028	41,250 240,000 Nil Nil	N/A	N/A	N/A
Bernard Perron, Chief Operating Officer	01/24/2022 05/12/2023	225,000 185,000	8.87 4.77	01/23/2027 05/12/2028	Nil Nil	N/A	N/A	N/A

Note:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the Exchange as of December 31, 2023 ($3.45) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

Value Vested or Earned During the Year

The following table lays out, for each Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Eric Desaulniers, President, Chief Executive Officer and Director	N/A	N/A	299,000
Charles-Olivier Tarte, Chief Financial Officer	N/A	N/A	184,250
Bernard Perron, Chief Operating Officer	N/A	N/A	220,000

Notes:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options.
(2)	The value of the non-equity incentive plan compensation at fiscal year-end represents the amounts paid as an annual incentive plan bonus in respect of the fiscal year ended December 31, 2023, and corresponds to the amounts disclosed in the “Table of Compensation” above.
TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

Eric Desaulniers

The Corporation entered into an employment agreement with Mr. Eric Desaulniers on February 21, 2018, pursuant to which the terms of his employment as President and Chief Executive Officer of the Corporation were confirmed (the “President and CEO Agreement”). The President and CEO Agreement provides for an indeterminate term. Pursuant to the President and CEO Agreement, Mr. Desaulniers is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. At the discretion of the Board of Directors, in the event Mr. Desaulniers exceptionally surpasses the objectives set by the Board of Directors, Mr. Desaulniers could be awarded an annual bonus of up to 50% of his annual base salary. However, consistent with fiscal year ended December 31, 2022 and to reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2023, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holding LLC, (ii) the successful negotiation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, (iii) the completion of the preliminary economic assessment for the Uatnan Mining Project and the successful negotiation of the asset purchase agreement regarding the Lac Guéret property, and (iv) the advancement of commitments and targets related to key ESG matters, the Board of Directors granted Mr. Desaulniers a bonus representing 65% of his annual base salary for fiscal year ended December 31, 2023.  Mr. Desaulniers is also entitled to stock options that may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the President and CEO Agreement by giving Mr. Desaulniers a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the President and CEO Agreement is terminated following a reverse take-over, Mr. Desaulniers shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Charles-Olivier Tarte

The Corporation entered into an employment agreement with Mr. Charles-Olivier Tarte on March 30, 2018, pursuant to which the terms of his employment as Chief Financial Officer of the Corporation were confirmed (the “CFO Agreement”). The CFO Agreement provides for an indeterminate term. Pursuant to the CFO Agreement, Mr. Tarte is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. At the discretion of the Board of Directors, in the event Mr. Tarte exceptionally surpasses the objectives set by the Board of Directors, Mr. Tarte could be awarded an annual bonus of up to 50% of his annual base salary. However, consistent with fiscal year ended December 31, 2022 and to reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2023, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holdings LLC, (ii) the successful negotation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, and (iii) the completion of the preliminary economic assessment for the Uatnan Mining Project and the successful negotiation of the asset purchase agreement regarding the Lac Guéret property, the Board of Directors granted Mr. Tarte a bonus representing 55% of his annual base salary for fiscal year ended December 31, 2023.  Mr. Tarte is also entitled to stock options that may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the CFO Agreement by giving Mr. Tarte a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the CFO Agreement is terminated following a reverse take-over, Mr. Tarte shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Bernard Perron

The Corporation entered into an employment agreement with Mr. Bernard Perron on January 9, 2022, pursuant to which the terms of his employment as Chief Operating Officer were confirmed (the “COO Agreement”). The COO Agreement provides for an indeterminate term. Pursuant to the COO Agreement, Mr. Perron is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the President and Chief Executive Officer. The Board of Directors may increase at its discretion this target bonus. However, consistent with fiscal year ended December 31, 2022, and to reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2023, including the completion of the preliminary economic study for the Uatnan Mining Project, the Board of Directors granted Mr. Perron a bonus representing 55% of his annual base salary for fiscal year ended December 31, 2023. In addition, Mr. Perron is eligible for bonuses payable upon the achievement of significant milestones in the progress of major projects under his responsibility. These bonuses are paid as a lump sum based on amounts pre-determined in the COO Agreement. Mr. Perron is also entitled to stock options that may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the COO Agreement by giving Mr. Perron a twelve-month (12) written notice and an indemnity corresponding to the vacation accrued. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the COO Agreement is terminated following a reverse take-over, Mr. Perron shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table details all compensation paid to the directors of the Corporation who are not a Named Executive Officer for the fiscal year ended December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION
Name and Position	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards (8) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Stephanie Anderson, Director(1)	77,421	N/A	63,307	N/A	N/A	N/A	140,728
Daniel Buron, Director(2)	161,541	N/A	112,546	N/A	N/A	N/A	274,087
Arne H Frandsen, Director(3)	154,810	N/A	112,546	N/A	N/A	N/A	267,356
Jürgen Köhler, Director(6)	107,694	N/A	77,375	N/A	N/A	N/A	185,069
Nathalie Pilon, Director(4)	121,156	N/A	84,409	N/A	N/A	N/A	205,565
James Scarlett, Director(5)	114,425	N/A	84,409	N/A	N/A	N/A	198,834
Andrew Willis, Director(7)	80,771	N/A	63,307	N/A	N/A	N/A	144,078

Notes:

(1)	Ms. Anderson is a director of the Corporation since November 2022.
(2)	Mr. Buron is a director of the Corporation since September 2019.
(3)	Mr. Frandsen is a director of the Corporation since May 2019.
(4)	Ms. Pilon is a director of the Corporation since December 2020.
(5)	Mr. Scarlett is a director of the Corporation since December 2020.
(6)	Mr. Köhler is a director of the Corporation since April 2021.
(7)	Mr. Willis is a director of the Corporation since May 2021.
(8)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Directors under the Plan on the grant date for the covered fiscal year. Messrs. and Mses. Anderson, Buron, Frandsen, Pilon, Scarlett, Köhler and Willis were granted on May 12, 2023, 22,500 stock options, 40,000 stock options, 40,000 stock options, 30,000 stock options, 30,000 stock options, 27,500 stock options, and 22,500 stock options, respectively. The grant date fair value of the awards was $2.81. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date faire value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

Assumptions	May 12, 2023
Risk-Free Interest Rate	2.91%
Expected Life (In Years)	5
Expected Volatility	69%
Grant Date Fair Value ($)	2.81

Except for the President and Chief Executive Officer of the Corporation and effective as of April 1, 2021, the directors of the Corporation are each entitled to receive an annual US$50,000 compensation and the grant of stock options under the Plan for their services to the Board of Directors and its Committees and their attendance at meetings of the Board of Directors and such Committees. The Chair and the Lead Director are entitled to receive an additional annual US$30,000 retainer for their services to the Board of Directors. The Chair of each of the Committees are also entitled to receive an annual compensation of US$15,000, except for the Chair of the Audit Committee who is entitled to receive an annual compensation of US$20,000. The members of each of the Committees are entitled to receive an annual compensation of US$10,000 for each Committee of which they are a member, except for members of the Audit Committee who receive an annual compensation of US$15,000. During the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, a total of 245,000, 247,500 and 212,500 stock options were granted to the directors of the Corporation. The Board of Directors, on recommendation of the Human Resources Committee, determines the compensation of the directors.

The directors have received compensation for their attendance at meetings of the Board of Directors or at Committees during the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each of the directors of the Corporation who is not a Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2023. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

	Options-Based Awards					Share-Based Awards
Name and Position	Date of Issue or Grant (m/d/y)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (m/d/y)	Value of Unexercised in-the-Money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed ($)
Stephanie Anderson, Director	05/12/2023	22,500	4.77	05/12/2028	Nil	N/A	N/A	N/A
Daniel Buron, Director	09/12/2019 09/02/2020 05/25/2021 03/28/2022 05/12/2023	15,000 32,500 40,000 40,000 40,000	2.35 1.85 16.84 8.20 4.77	09/12/202409/02/202505/24/202603/28/2027 05/12/2028	16,500 52,000 Nil Nil Nil	N/A	N/A	N/A
Arne H Frandsen, Director	09/12/2019 09/02/2020 05/25/2021 03/28/2022 05/12/2023	20,000 30,000 22,500 40,000 40,000	2.35 1.85 16.84 8.20 4.77	09/12/202409/02/202505/24/202603/28/202705/12/2028	22,000 48,000 Nil Nil Nil	N/A	N/A	N/A
Jürgen Köhler, Director	05/25/2021 03/28/2022 05/12/2023	45,000 27,500 27,500	16.84 8.20 4.77	05/24/2026 03/28/202705/12/2028	Nil Nil Nil	N/A	N/A	N/A
Nathalie Pilon, Director	11/30/2020 05/25/2021 03/28/2022 05/12/2023	25,000 27,500 30,000 30,000	7.00 16.84 8.20 4.77	11/30/2025 05/24/2026 03/28/202705/12/2028	Nil Nil Nil Nil	N/A	N/A	N/A
James Scarlett, Director	11/30/2020 05/25/2021 03/28/2022 05/12/2023	25,000 27,500 30,000 30,000	7.00 16.84 8.20 4.77	11/30/2025 05/24/2026 03/28/202705/12/2028	Nil Nil Nil Nil	N/A	N/A	N/A
Andrew Willis, Director	05/25/2021 03/28/2022 05/12/2023	22,500 22,500 22,500	16.84 8.20 4.77	05/24/2026 03/28/202705/12/2028	Nil Nil Nil	N/A	N/A	N/A

Note:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the Exchange as of December 31, 2023 ($3.45) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

Value Vested or Earned During the Year

The following table lays out, for each of the directors of the Corporation who is not a Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephanie Anderson, Director	N/A	N/A	N/A
Daniel Buron, Director	N/A	N/A	N/A
Arne H Frandsen, Director	N/A	N/A	N/A
Jürgen Köhler, Director	N/A	N/A	N/A
Nathalie Pilon, Director	N/A	N/A	N/A
James Scarlett, Director	N/A	N/A	N/A
Andrew Willis, Director	N/A	N/A	N/A

Note:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options. Stock options granted to the directors of the Corporation vest immediately.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

The only compensation plan of the Corporation under which securities are currently authorized for issuance is the Plan. The following table summarizes information relating to the Common Shares reserved for issuance under the Plan as of December 31, 2023.

EQUITY COMPENSATION PLAN INFORMATION
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	4,908,548 (2)	$6.79(2)	989,342(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,908,548(2)	$6.79(2)	989,342(3)

Note:

(1)	The only equity compensation plan approved by the securityholders of the Corporation is the Plan.
(2)	This number is provided as of December 31, 2023.
(3)	This number is provided as of December 31, 2023. The Plan provides that the Corporation may grant stock options to purchase a maximum number of Common Shares corresponding to 10% of the number of issued and outstanding Common Shares from time to time.

STOCK OPTION PLAN

On May 21, 2024, the Board of Directors approved the Plan, under which the Board of Directors may grant stock options to (i) the employees, officers, directors and consultants of the Corporation or any of its subsidiaries, and (ii) a person employed to perform investor relations activities (the “Eligible Participants”). The Plan has been prepared so as to meet the requirements of the Exchange.

Under the Plan, a maximum of 10% of the issued Common Shares being outstanding from time to time shall be reserved for the grant of stock options. On this basis, the Plan, which qualifies as a “rolling stock option plan” under the policies of the Exchange, must be approved by the Shareholders every year during its annual general meeting and is also subject to the Exchange's approval. In this regard, please to refer to the section “Ratification and Confirmation of the Corporation’s Stock Option Plan” in this Circular. As of the date of the Circular, a total of 11,481,115 Common Shares were reserved for issuance under the Plan.

The purpose of the Plan is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.

For the purposes of the Plan description, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Schedule “A” of the Plan, which is attached to the Circular as Schedule “B”. The material terms of the Plan are as follows:

1.	A maximum of 10% of the issued Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of Stock Options pursuant to the Plan, combined with Shares reserved for all of the Corporation’s other security-base compensation mechanisms.
2.	Subject to provisions of the Plan, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options, combined with Common Shares reserved for all of the Corporation’s other security-base compensation mechanisms, already granted exceed in a 12 month period 5% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

3.	The number of Stock Options to be granted to any Consultant in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, combined with Common Shares reserved for all of the Corporation’s other security-base compensation mechanisms, calculated at the Date of Grant of such Stock Options to such Consultant.
4.	The number of Stock Options to be granted to all persons employed to perform investor relations activities in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, combined with Common Shares reserved for all of the Corporation’s other security-base compensation mechanisms, calculated at the Date of Grant of such Stock Options. Stock Options granted to Consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the Stock Options vesting in any three-month period.
5.	In addition to the cases already provided elsewhere in the Plan, the Corporation shall obtain, in accordance with the policies of the Exchange, the disinterested shareholder approval when the Plan, together with all of the Corporation’s previously established and outstanding security based compensation plans or grants and combined with the Shares reserved for all of the Corporations’ other security-based compensation mechanisms, as the case may be, could permit at any time the grant to Insiders of the Corporation (as a group), within a 12 month period, and at any given time, of an aggregate number of Stock Options exceeding 10% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Option to any Insider.
6.	The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options.
7.	Subject to provisions of the Plan, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.
8.	Subject to provisions of the Plan, the Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant.
9.	Subject to the discretionary power of the Board of Directors, outstanding Stock Options that are not vested as of the date the Optionholder ceases to be an Eligible Participant for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.
10.	The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, which Exercise Price shall not be lower than $0.05 per Share in accordance with the policies of the Exchange. The Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a director or a person employed to perform investor relations activities, a news release was issued to fix the price, or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange.
11.	Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Optionholder’s legal representative within the first year following the Optionholder’s death.
12.	The Expiry Date of a Stock Option held by an Optionholder that became vested prior to his or her death shall be the earlier of:
(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	one year following the Optionholder’s death.
13.	Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:
(i)	the Expiry Date shown on the relevant Notice of Grant; or
(ii)	30 days from the Date of Termination of Investor Relations Activities.
14.	Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:
(i)	the Expiry Date shown on the relevant Notice of Grant; or
(ii)	90 days from the Termination Date.
15.	Notwithstanding any provision of the Plan, but subject to subsection 4(2) of the Plan, and subject to all Laws and to the approval of the Exchange, the Board of Directors may, by notifying an Optionholder or its legal representative, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part. If the Optionholder is an Insider of the Corporation, the disinterested Shareholder approval is required to extend the Expiry Date of any Stock Options in whole or in part. The Board of Directors cannot, under any circumstances, extend the Expiry Date of any Stock Options for a period greater than 12 months following the date on which the Stock Option Holder ceases to be an Eligible Participant for any reason whatsoever.
16.	Notwithstanding anything to the contrary in Section 4 of the Plan, if an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.
17.	Upon the announcement of any event considered as a Change of Control, the Corporation shall have the discretion, without the need to obtain the consent of the Optionholders, to accelerate the Vesting Dates and/or the Expiry Dates of all outstanding Stock Options. The Corporation may accelerate one or more Optionholder’s Vesting Dates and/or Expiry Dates without accelerating Vesting Date and/or Expiry Dates of all outstanding Stock Options and may accelerate the Vesting Dates and/or Expiry Dates of only a portion of an Optionholder’s Stock Options. The Corporation shall promptly notify each Optionholder of any acceleration of the Vesting Dates and/or Expiry Dates. However, the Exchange’s approval is required to accelerate the Vesting Dates and/or the Expiry Dates of any Stock Options when the Optionholder is engaged to provide investor relation services.

Pursuant to the policies of the Exchange, the Plan must be approved each year by the Corporation’s shareholders at the annual general meeting of shareholders of the Corporation.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of the date of the Circular, no one who is or has ever been executive officer, director, proposed nominee for election as a director, and each associate of any such persons, or employee, former or present, of the Corporation or any of its subsidiaries was indebted to the Corporation or any of its subsidiaries or to another entity where the indebtedness was subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

D.        CORPORATE GOVERNANCE

GENERAL COMMENT

Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”) and Policy 3.1 – Directors, Officers, Other Insiders & Personnel and Corporate Governance of the Exchange Corporate Finance Manual set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in the prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices provided as of the date of the Circular.

CORPORATE GOVERNANCE DEVELOPMENTS

Over the last two years, the Board of Directors has made it a priority to undertake a review of its practices, protocols, and membership with a view to improving corporate governance. One of the catalysts for this review has been the development stage of its projects. With the Matawinie Mine and the Bécancour Material Plant projects expected to transition to construction upon a final investment decision (“FID”), the operations, human resources and sales complexity of the Corporation are expected to increase. The Board of Director is, among others, focused on developing its oversight over internal controls, ESG strategy, policies and reporting, and health and safety related matters as project development progresses.

In particular, there have been some changes involving the Board of Directors, its practices and protocols since the beginning of the fiscal year ended on December 31, 2022, that the Board of Directors believes will result in a stronger, more rigorous corporate governance regime for the Corporation. This includes a restructuring, which was approved in September 2022 and March 2023, of the Board of Directors and of its Committees to establish expanded mandates and reconstituted structures and membership intended to simplify the committee organization. As part of this process, the Board of Directors approved an overhaul of the charters of certain standing Committees to better align with prevalent corporate governance rules and best practices. In May 2024, the Board of Directors approved the name changed of those Committees. The updated charters approved by the Board of Directors are posted on the Corporation’s website at www.nmg.com.

As a result of the restructuring of March 2023 and the name change in May 2024, there are five (5) standing committees of the Board of Directors, as follows:

-	Audit Committee;
-	Human Resources Committee (formerly, the Human Resources, DEI and Compensation Committee and previously the Human Resources, Nominating and Compensation Committee), with a mandate expanded to reflect an increased focus on diversity, equity and inclusion;
-	Projects and Development Committee;
-	Governance Committee (formerly the Governance, Compliance and Legal Committee), with a mandate expanded to reflect an increased focus on nomination of members of the Board of Directors; and
-	ESG Committee (formerly the ESG, Safety and Health Committee), which was formed by combining the mandates of the ESG, Community, Sustainability and Diversity Committee and the Safety, Health and Well-Being Committee.
BOARD OF DIRECTORS

Regulation 58-101 defines an independent director as a director who has no direct or indirect material relationship with the issuer. A “material relationship” is defined as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with such member’s independent judgment.

The Board of Directors is currently comprised of eight (8) directors, five (5) of whom are independent within the meaning of Regulation 58-101. The independent directors and the independent director nominees of the Corporation are Messrs. Daniel Buron, Jürgen Köhler and James Scarlett and Mses. Stephanie Anderson and Nathalie Pilon. As a result, the majority of the directors of the Corporation are independent.

The following table indicates the status of each director in terms of independence as at the date in this Circular.

NAME OF DIRECTOR	ISSUER		REASON FOR NON-INDEPENDENCE
	INDEPENDENT	NON-INDEPENDENT
Stephanie Anderson	X
Daniel Buron	X
Eric Desaulniers		X

Mr. Eric Desaulniers, President and Chief Executive Officer of the Corporation, is not considered an independent director, within the meaning of Regulation 58-101, as a result of his position as executive officer of the Corporation.

Arne H Frandsen		X

Mr. Arne H Frandsen is not considered an independent director as he is a director and/or officer of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 16.28% of the issued and outstanding Common Shares as of the date of the Circular.

Jürgen Köhler	X
Nathalie Pilon	X
James Scarlett	X
Andrew Willis		X

Mr. Andrew Willis is not considered an independent director as he is a director and/or officer of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 16.28% of the issued and outstanding Common Shares as of the date of the Circular.

To promote free discussion between the independent directors, at any time, any director may request that a meeting of the Board of Directors or its Committee be held without management or non-independent directors present or that all or some representatives of management. The independent directors meet regularly after each meeting of the Board of Directors. During fiscal year ended December 31, 2023 the Board of Directors met without representatives of management and non-independent directors on five (5) separate occasions.

On the date hereof, Mr. Arne H Frandsen holds the office of Chair of the Board of Directors and is not an independent director of the Corporation within the meaning of Regulation 58-101. The Chair is appointed by the Board of Directors, which has adopted a mandate for the Chair, available on the Corporation’s website at www.nmg.com. The Chair leads the Board of Directors in all aspects of its work and is responsible to effectively manage the affairs of the Board of Directors, in accordance with the Charter of the Board of Directors, and ensures that the Board of Directors is properly organized and functions efficiently. However, because the Chair is not an independent director, the independent directors appoint an independent director to serve as Lead Director.

On the date hereof, Mr. Daniel Buron is the Lead Director of the Corporation. He is an independent director of the Corporation within the meaning of Regulation 58-101 and is not a member of management. The Board of Directors has adopted a mandate for the Lead Director, which is available on the Corporation’s website at www.nmg.com. The Lead Director’s role, in collaboration with the Chair, is to ensure that the Board of Directors fulfills its responsibilities effectively and independently. In particular, the Lead Director’s responsibilities include, among other things: providing leadership to ensure that the Board of Directors functions independently of management of the Corporation and other non-independent directors; in the absence, or at the request, of the Chair, acting as chair of meetings of the Board of Directors; establishing professional and constructive relations between the Board of Directors and management; ensuring that the resources available to the Board of Directors are adequate and allowing it to carry out its work; calling periodic meetings without the non-independent directors and members of management or instituting a process that encourages frank, open discussions among the independent directors; to be available to counsel the Chair on matters appropriate for review in advance of discussion with the full Board of Directors; promoting best practices and high standards of corporate governance; and carrying out special assignments or any functions as requested by the Board of Directors or independent directors.

The Corporation has implemented adequate structures and processes which permit the Board of Directors to provide leadership to the independent directors of the Corporation and to allow the Board of Directors to function independently of the management of the Corporation. Mr. Arne H Frandsen, as Chair of the Board of Directors, supports and promotes independent leadership of the Board of Directors with respect to the governance of the Corporation, by ensuring that the Board of Directors is composed of a majority of independent directors.

Attendance Record

The following table summarizes the attendance of individual directors at meetings of the Board of Directors and its Committees held during the fiscal year ended December 31, 2023. Directors are expected to attend all meetings and each director generally attends all meetings, subject to occasional scheduling conflicts.

NAME OF DIRECTOR	Board of Directors (5 meetings)	Audit Committee (4 meetings)	Human Resources Committee (1) (4 meetings)	ESG Committee (2) (4 meetings)	Governance Committee (3) (3 meetings)	Projects and Development Committee (11 meetings)	Total Attendance
	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER (%)
Stephanie Anderson (4)	5/5	N/A	N/A	N/A	N/A	8/9	13/14 (92.86%)
Daniel Buron	4/5	4/4	4/4	N/A	3/3	N/A	15/16 (93.75%)
Eric Desaulniers	5/5	N/A	N/A	N/A	N/A	N/A	5/5 (100%)
Arne H Frandsen	5/5	N/A	3/4	1/4	1/3	N/A	10/15 (66.67%)
Jürgen Köhler	4/5	3/4	N/A	N/A	N/A	11/11	18/20 (90%)
Nathalie Pilon	5/5	4/4	N/A	4/4	N/A	11/11	24/24 (100%)
James Scarlett	5/5	N/A	4/4	4/4	3/3	N/A	16/16 (100%)
Andrew Willis	5/5	N/A	N/A	N/A	N/A	9/11	14/16 (87.5%)

Notes:

(1)	In March 2023, the Human Resources, Nominating and Compensation Committee became the Human Resources, DEI and Compensation Committee. In May 2024, the name of the committee changed to Human Resources Committee.
(2)	In March 2023, the ESG, Safety and Health Committee became the ESG, Health and Safety, and Sustainability Committee. In May 2024, the name of the committee changed to ESG Committee.
(3)	In March 2023, the Governance, Compliance and Legal Committee became the Corporate Governance and Nominating Committee. In May 2024, the name of the committee changed to Governance Committee.
(4)	Ms. Anderson joined the Projects and Development Committee in April 2023.

BOARD CHARTER

The Board of Directors must promote the viability of the Corporation and value creation, require that the management of the Corporation be in the best interests of the Corporation and of its Shareholders, while taking into account the interests of other stakeholders. Furthermore, it shall promote the constant improvement of the performance of the Corporation and thus ensure its continuous development. The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The Board of Directors supervises the management of the affairs of the Corporation. The Board of Directors is responsible for the good governance of the Corporation and to this end must ensure an efficient allocation of the resources and have the power to report it.

The charter of the Board of Directors is attached to this Circular as Schedule “C” and is available on the Corporation’s website at www.nmg.com. Under its charter, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to its Committees and to engage outside advisers, at the Corporation’s expense, where, in its view, additional expertise or advice is required. As part of its stewardship responsibility, the Board of Directors advises management on significant business issues and has, among others, responsibilities for strategic planning, maintaining a culture of integrity within the Corporation, overseeing the Corporation’s operations, evaluation and succession planning, and overseeing the Corporation’s continuous and timely disclosure.

POSITION DESCRIPTIONS

The Board of Directors has developed a written position description for the Chair of the Board of Directors and for the Lead Director. See the section “Board of Directors” in this Circular for more information about the mandates of the Chair of the Board of Directors and the Lead Director. The Board of Directors has not developed a written position description for the chair of each Committee. However, the Board of Directors has created a written charter for each of the Committees from which the chairs of such Committees delineate their roles and responsibilities.

Currently, there is no detailed written description for the position of President and Chief Executive Officer of the Corporation. The Board of Directors considers that his role and responsibilities are to ensure that the Corporation’s strategic direction is followed, the business of the Corporation is properly conducted, and adequate leadership is exercised throughout the organization. Its description is otherwise developed and defined with the assistance of the Board of Directors.

ORIENTATION AND CONTINUING EDUCATION

All new directors should understand the role of the Board of Directors, its Committees and the directors and the nature and operation of the Corporation’s business and as such, management will provide new directors with a general information record on the Corporation, the opportunity to meet with executive management and operational personnel and the opportunity to visit the Corporation’s facilities to become familiar with its business and operations.

New directors shall be provided with an orientation that includes: (i) written information about the business and operations of the Corporation; (ii) documents from recent Board of Directors’ meetings; and (iii) opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director shall be tailored to that director’s individual needs and areas of interest.

The Board of Directors does not currently provide any formal continuing education, but does encourage directors to individually and as a group keep themselves informed on changing corporate governance and legal issues. Directors of the Corporation are individually responsible for updating their skills as required to meet their obligations as directors. In addition, directors are encouraged to pursue continuing education to support their role as directors. Presentations by management and the Corporation’s advisors are also organized, as needed, to provide ongoing director education.

ETHICAL BUSINESS CONDUCT

The Board of Directors has fully revamped its code of conduct (the “Code of Conduct”) during the fiscal year ended December 31, 2022 and adopted an Anti-Corruption and Anti-Bribery Policy to encourage and promote a culture of ethical business conduct. In addition, the Board of Directors has adopted a Supplier Code of Conduct. These codes and policy may be consulted on the Corporation’s website at www.nmg.com, and, in the case of the Code of Conduct, on the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Code of Conduct has been provided to all directors, officers and employees, who must in return provide the Corporation with written acknowledgement that they have reviewed, and will comply with it. The Code of Conduct enhances and clarifies the Corporation’s ethical expectations and covers important topics, such as record keeping and control systems, employee relations, use of the Corporation’s assets and property, conflicts of interest, gifts, benefits and entertainment, fraud and bribery, political involvement, communications with the media and members of the public, confidentiality and misuse of undisclosed material information, and relations with agents, consultants and service providers. In particular, it provides that directors (i) should avoid outside financial interests that might influence their corporate decisions or actions and should not engage in such activities or transactions where the activity or transaction may be detrimental to the Corporation or where the activity may be in conflict with the proper discharge of their duties to the Corporation, (ii) cannot divert to themselves or an affiliated person a business opportunity that the Corporation is pursuing and (ii) must not assist others in their dealings with the Corporation if this may result in preferential treatment. Furthermore, in accordance with applicable law, when a conflict of interest involving a director arises, the director has the obligation to disclose such conflict of interest and abstain from voting on the matter.

The Corporation has also implemented the Whistleblower Policy, which provides procedures for anyone who believes that a violation of the Code of Conduct and Anti-Corruption an Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally by speaking to a direct supervisor, management, or the human resources and legal department. Complaints can also be made anonymously through an ethics hotline, that can be used via a 24/7 phone service or via a website. The Vice-President, Legal Affairs and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures. The Audit Committee is responsible for monitoring compliance with the Code of Conduct and other applicable policies, by investigating reports made under the Code of Conduct and other applicable policies and making appropriate recommendations to the Board of Directors.

The Board of Directors believes that providing a procedure for employees to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Corporation.

NOMINATION OF DIRECTORS

The Board of Directors, on recommendation of the Governance Committee, designates new candidates for the position of director of the Corporation.

The Governance Committee seeks to attract high-quality directors. In assessing potential candidates, the Governance Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience. Moreover, the Corporation recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Corporation. Diversity enriches discussions and better reflects the Corporation’s relationship with its employees, Shareholders, business partners and other stakeholders. Hence, the Governance Committee also takes into account diversity criteria reflecting the communities the Corporation serves and in which it operates, including diversity in gender, age, ethnicity, race, physical ability, religion, sexual orientation, gender identification and geographic areas, while recognizing that the Board of Directors is comprised of a limited number of individuals. The Board of Directors has adopted and implemented a Diversity Policy for the Board of Directors, which is available on the Corporation’s website at www.nmg.com, as it strives to progressively increase diversity representation at the Board of Directors.

The Board of Directors carefully reviews and assesses the professional skills and abilities, the personality and other qualifications of each candidate, including the time and energy that the candidate is able to devote to this task as well as the contribution that he or she can make to the Board of Directors.

Prior to nominating or appointing individuals as directors, the Board of Directors shall:

»	together with the Chair of the Board of Directors, monitor the size and composition of the Board of Directors and its Committees to ensure effective decision-making;
»	consider the appropriate skills and competencies required of the Board of Directors as a whole, taking into consideration the Board of Directors’ short-term needs and long-term succession plans and assess what competencies and skills each existing director possesses; and
»	develop, and periodically update, a long-term plan for the Board of Directors’ composition that takes into consideration the characteristics of independence, age, skills, experience, and availability of service to the Corporation of its members, as well as the opportunities, risks, and strategic direction of the Corporation.

The Board of Directors has the final say as to which nominees are nominated for election by the Shareholders.

The Governance Committee is composed of the three (3) following members: Messrs. James Scarlett (Chair), Daniel Buron and Arne H Frandsen. Messrs. Buron and Scarlett are considered independent under the standards set forth under Regulation 52-110, whereas Mr. Frandsen is not considered independent under such standards. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Governance Committee to function independently of management of the Corporation. For instance, at every regularly scheduled meeting of the Governance Committee, there is a private session where the members of management and non-independent directors are not present. The responsibilities of the Governance Committee with regards to matters that are specific to the nomination of directors are the following:

»	identifying and recommending to the Board of Directors qualified candidates to nominate for the Board of Directors and the Committees;
»	periodically reviewing and making recommendations to the Board of Directors regarding the size, composition and role of the Board of Directors and the Committees (including the type of committees to be established) and the methods by which the Board of Directors, Committees and individual directors fulfill their duties and responsibilities;
»	creating and maintaining a list of the skills and competencies necessary and desirable for the Board of Directors as a whole and the Committees, and tracking the skills and competencies of existing members of the Board of Directors relative to such list;
»	recommending to the Board of Directors evaluation criteria for prospective candidates for the Board of Directors, considering criteria that promote gender balance and diversity, including with regards to national origin, ethnicity, indigenous peoples, members of visible minorities, persons with disabilities and other considerations;
»	annually reviewing the qualifications of each director to serve on the Board of Directors and any Committees;
»	review and maintain an orientation plan and development program for directors to ensure that each new director fully understands the Corporation's governance structure, the role of the Board of Directors and of the Committees, the expectations in respect of individual performance and contribution, and the Corporation’s operations and working environment; and
»	Developing and reviewing a renewal plan for the Board of Directors and the Committees.

In addition, the Governance Committee assists the Board of Directors with the development, implementation and assessment of effective corporate governance principles and compliance with laws and regulations applicable to its business. In particular, the Governance Committee is responsible for (i) providing general guidance and oversight to the Corporation regarding matters of corporate governance, (ii) reviewing the Corporation’s approach to governance issues, and recommending to the Board of Directors, where required, changes to the Corporation's corporate governance guidelines or other related policies, (iii) assisting the Board of Directors, as required, in interpreting and applying corporate governance policies and processes, (iv) reviewing the Corporation’s Code of Conduct and recommending any necessary or appropriate changes to the Board of Directors, (v) to the extent permitted by law, considering waivers of the Corporation’s Code of Conduct, and if appropriate, granting any such waivers; (vi) reviewing the charter of the Board of Directors, and the mandates of the Board Chair and Lead Director, and recommending any necessary and appropriate changes to the Board of directors, (vii) reviewing the Corporation’s disclosure and insider trading policies and recommending any necessary and appropriate changes to the Board of Directors, (viii) annually reviewing and recommending to the Board of Directors the disclosure of the Corporation’s corporate governance practices to be made in the management information circular prepared in connection with the annual meeting of shareholders, (ix) providing recommendations to the Board of Directors regarding any shareholder proposals required by law to be included in the Corporation’s management information circular, as applicable, (x) undertaking on behalf of the Board of Directors such other corporate governance initiatives as may be necessary or advisable to enable the Board of Directors to provide effective corporate governance for the Corporation.

The Board of Directors ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board of Directors that are necessary to provide effective stewardship for the Corporation. The following table exemplifies the current skills and experience that each nominee possesses.

Skills and Experience	REPORTING OF DIRECTORS’ SKILLS / EXPERIENCE
	Arne H. Frandsen	Stephanie Anderson	Daniel Buron	Eric Desaulniers	Jürgen Kohler	Nathalie Pilon	James Scarlett	Andrew Willis
Financial Literacy(1)	X	X	X	X	X	X	X	X
Risk Management(2)	X	X	X	X	X	X	X	X
Corporate Finance/Merger and acquisition(3)	X	X	X	X		X	X	X
Mining/Technical(4)	X	X		X	X	X		X
Government Relations(5)	X			X			X
Corporate Governance(6)	X		X	X	X	X	X	X
Human Resources(7)	X		X	X	X	X	X
ESG/Sustainability(8)	X			X	X	X	X
Business Leadership(9)	X	X	X	X	X	X	X	X
Strategy Development/ Implementation(10)	X	X	X	X	X	X	X	X
Legal(11)	X						X
Information Technology/Operational Technology/Cybersecurity(12)			X
International(13)	X	X	X	X	X	X	X	X

Notes:

(1)	Financial Literacy: Understanding of: (i) financial statements; (ii) financial controls and measures; and (iv) financing options.

(2)	Risk Management: Knowledge and experience in the field of risk management, in general, and as it relates to the mining industry in particular.
(3)	Corporate Finance/Mergers and Acquisitions: Understanding of: (i) capital markets transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in merger & acquisitions.
(4)	Mining/Technical: Understanding of: (i) exploration activities; (ii) mine operations, including risks/ challenges/ opportunities; (iii) ability to have knowledge of construction/ development/ planning/ scheduling/ monitoring of construction/ contract administration/ forecasting; and (iv) understanding of marketing of minerals.
(5)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policymaking, lobbying, etc.).
(6)	Corporate Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)	Human Resources: Ability to: (i) review management structure; (ii) develop/assess/monitor compensation packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	ESG/Sustainability: Ability to: (i) understand and evaluate environmental risks and mitigation of such risks, (ii) understand and prioritize all social aspects including community relations, employees, health and safety, First Nations, and (iii) understand and foster sustainable development of the Corporation.
(9)	Business Leadership: Ability to provide effective oversight and guidance to senior executives of the Corporation.
(10)	Strategy Development/Implementation: Ability to apply/generate strategic thinking of relevance to the Corporation.
(11)	Legal: Experience as a current or former senior lawyer in corporate/securities/merger & acquisitions law or relevant legal experience.
(12)	Information Technology/Operational Technology/Cybersecurity: Understanding of (i) current and future technology trends in the mining industry (e.g., asset cybersecurity, artificial intelligence, etc.); and (ii) digital innovation and initiatives (e.g., automation, robotics and operational hardware).
(13)	International: understanding of international markets and dynamics.
COMPENSATION

The Board of Directors, on recommendation of the Human Resources Committee, determines the compensation of the Corporation’s directors and officers.

The Human Resources Committee is composed of the three (3) following members: Messrs. Arne H Frandsen (Chair), Daniel Buron and James Scarlett. Messrs. Buron and Scarlett are considered independent under the standards set forth under Regulation 52-110, whereas Mr. Frandsen is not considered independent under such standards. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Human Resources Committee to function independently of management of the Corporation. For instance, at every regularly scheduled meeting of the Human Resources Committee, there is a private session where the members of management and non-independent directors are not present. The Human Resources Committee has an important recommendation role for the Board of Directors on matters such as the evaluation of the President and Chief Executive Officer, the management and the directors of the Corporation and the evaluation of their compensation. The Human Resources Committee plays a critical role in the oversight and governance of the executive compensation policies and programs of the Corporation. It also has an important recommendation role for the Board of Directors on matters such as management and human resources. The Human Resources Committee is responsible, with regards to matters that are specific to executive compensation, for the following:

»	Overseeing the Corporation’s overall compensation philosophy as presented by management;
»	Overseeing matters related to executive officers and directors’ compensation; and
»	Reviewing directors’ and executive officers’ compensation disclosure before the Corporation publicly discloses this information.

In addition, the Human Resources Committee assists the Board of Directors with overseeing the Corporation's DEI strategies, policies, programs, and targets to strengthen the Corporation’s values, performance and ESG alignment. For details regarding the process of determining compensation paid to Named Executive Officers of the Corporation, including the Chief Executive Officer, see the section “Oversight and Description of Named Executive Officer and Director Compensation – Named Executive Officers – Compensation Discussion and Analysis” in this Circular.

OTHER BOARD COMMITTEES

In addition to the Human Resources Committee and the Governance Committee, the Board of Directors has established the Audit Committee, the Projects and Development Committee and, following the overhaul of the Committees, the ESG Committee.

The following is a description of these Committees:

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment, and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of Directors, concerning accounting and auditing matters.

The members of Audit Committee are Messrs. Daniel Buron (Chair), Mr. Jürgen Köhler and Ms. Nathalie Pilon.

ESG Committee

One of the Corporation’s core values is to protect the occupational health and safety of its employees and contractors, suppliers and visitors. To this end, the purpose of the ESG Committee is to assist the Board of Directors with oversight of the Corporation’s ESG matters, as well as health and safety, well-being, and sustainability management systems, policies, and programs. While the Committee has primary oversight responsibility with respect to ESG matters, the Committee will refer to other Committees of the Board of Directors specific subject matters that are withing the purview of those Committees, such as corporate governance and human resources matters. In particular, the ESG Committee is responsible for (i) reviewing and monitoring the health, safety and well-being policies and activities of the Corporation to ensure compliance with applicable laws, regulations, policies and practices as they relate to the Corporation’s employees and (ii) recommending to the Board of Directors for approval, as necessary, and review periodically the Corporation’s plans, initiatives, policies, standards, procedures, processes, systems and programs with respect to ESG, including sustainability, tailings management, water stewardship, climate risks and opportunities, site restoration, biodiversity, social responsibility, community and Indigenous Peoples relations;

The members of the ESG Committee are Ms. Nathalie Pilon (Chair), Mr. Arne H. Frandsen and Mr. James Scarlett.

Projects and Development Committee

The purpose of the Projects and Development Committee is to provide corporate direction to and monitor and review the development and construction plans related to the Matawinie Mine and the Bécancour Battery Material Plant projects, and to assist the Board of Directors in overseeing the Corporation’s development of both these projects. In particular, the Projects and Development Committee (i) meets with management on a regular basis and obtains progress updates regarding the Corporation’s projects, (ii) serves as an “advisory counsel” to management regarding technical matters and economic considerations related to the Corporation’s projects, (iii) has the authority to approve, on behalf of the Board of Directors, expenses and commitments up to a pre-determined amount, and (iv) is not directly responsible for executing the project activities, but provides vision, support and guidance for those who do.

The members of the Projects and Development Committee are Messrs. Jürgen Köhler (Chair) and Andrew Willis, Mses. Stephanie Anderson and Nathalie Pilon.

Other Committees

For details regarding the duties and responsibilities of the Human Resources Committee and the Governance Committee, see subsections “Nomination of Directors” and “Compensation” above in this Circular.

ASSESSMENTS

Management Evaluation and Compensation

The Board of Directors ensures through the Human Resources Committee that senior executives are fairly and competitively compensated, including the appropriate performance incentives. Through the Human Resources Committee, the Board of Directors strives to link management compensation to meaningful and measurable performance targets. The evaluations are performed through peer review, evaluation and discussions amongst the members of Human Resources Committee.

Evaluation of the President and Chief Executive Officer

The Board of Directors shall also conduct an annual performance evaluation of the President and Chief Executive Officer taking into account the views and recommendations of the Human Resources Committee.

Evaluation of the Board of Directors

As set forth in the charter of the Board of Directors, the Board of Directors and its members shall assess their own effectiveness in carrying out their duties, including those relating strategic planning, integrity and the supervision of the Corporation’s operations, and other responsibilities of each director. Each Committee shall review and assess their performance, effectiveness and contribution, including an evaluation of whether its charter appropriately addresses the matters that are and should be within their scope. Each Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board of Directors, including any recommended changes to their charter and to the Corporation’s policies and procedures. In addition, the Governance Committee is responsible for reviewing the charter of the Board of Directors. The Board of Directors has established a formal process for the evaluation of the effectiveness of the Board of Directors, its members and its Committees and their charters, with self-assessment questionnaires that are completed by each directors on an annual basis, the results of which are discussed at each committees and at the Board of Directors. In addition to this process, the effectiveness of the Board or Directors and its committees, are subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board of Directors, its Committees or the individual directors compared to their expectation of performance and following regular discussions with the Chair and the Lead Director.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Corporation does not have term limit and a retirement policy for directors. The Board of Directors believes that imposing a term limit or an arbitrary retirement age would discount the value of experience and continuity of board service and may unnecessarily deprive the Corporation of the contribution of directors who have developed a deep knowledge of the Corporation over time.

Even though director term limits may provide opportunities to enhance diversity, the Board of Directors believes that renewal should be driven by results of director evaluations to ensure that the Board of Directors is functioning efficiently.

DIVERSITY

On January 1, 2020, amendments to the Canada Business Corporations Act entered into force requiring new disclosure of the number of (i) women, (ii) Aboriginal peoples, (iii) people with disabilities, and (iv) members of visible minorities (collectively, the “Designated Groups”) on the Board of Directors, in executive and/or senior management positions with the Corporation (the “Senior Management”). Note that the Corporation also includes non-binary individuals and members of ethnic minorities (collectively with Designated Groups, the “Minority Groups”) in its diversity efforts, metrics, and disclosure.

The Corporation recognizes the benefits of diversity within its Board of Directors, its Senior Management, as well as all levels of the organization. The Board of Directors has adopted a Board of Directors Diversity Policy and a Diversity,

Equity and Inclusion Policy, which are available on the Corporation’s website at www.nmg.com, to set out the guidelines by which the Corporation will endeavor to promote diversity, equity and inclusion throughout the Corporation. While the Board of Directors has decided to progressively increase diversity representation on the Board of Directors and the Senior Management by 2025, it has not set specific target. The Board of Directors believe it is in the best interest of the Corporation to consider the largest pool of individuals available to fill a particular position, thereby ensuring that the selected person is the best candidate.

On that perspective, the Corporation evaluates the necessary competencies, skills, experience and other qualifications of each candidate as a whole and considers the representation of Designated Groups as one of many factors in the recruitment and selection of candidates for Board of Directors and the Senior Management. In particular, the Board of Directors and the Corporation do seek to include gender diversity within their ranks and consider the representation of women in the identification and selection of directors. In 2020, the Board of Directors initiated a process to bring more diversity to its team by identifying a group of talent. The Board of Directors seeks to progressively increase gender representation at the Board of Directors.

For the Senior Management, the Board of Directors considers representation by women when making executive officer appointments. The Board of Directors is sensitive to the representation of women holding senior officer positions but considers above all each candidate’s qualifications and competencies to create as much value as possible for the Corporation.

To track its progress toward greater diversity, the Corporation has embedded a self-identification questionnaire as part of its onboarding for new employees and directors alike, enabling the dynamic monitoring of representation of Minority Groups.

As of the date of this Circular, two (2) of the eight (8) the members of the Board of Directors are members of the Minority Groups (25%) as they identified as women, and two (2) of the seven (7) members of the Senior Management of the Corporation are members of the Minority Groups (28%) as they identified as women.

E.      AUDIT COMMITTEE

Audit Committee information is reproduced in the Corporation’s Annual Information Form dated March 27, 2024. A copy of this document is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon written request to the Vice President, Legal Affairs and Corporate Secretary.

F.     OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, with the exception of what is disclosed herein and in the Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2023 and 2022, no informed person of the Corporation, no proposed director of the Corporation, and no associate of affiliate of any informed person or proposed director of the Corporation has any direct or indirect interest in any transaction since the commencement of the Corporation’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

On February 28, 2024, the Corporation closed a private placement with GM for the issuance of 12,500,000 Common Shares at a price of $2.00 per Common Share and 12,500,000 Common Share purchase warrants, for an aggregate purchase price of US$25 million (the “GM Private Placement”). In connection with the GM Private Placement, GM and the Corporation have also entered into an investor rights agreement, which includes registration rights, and a supply agreement. On the same date, the Corporation closed a private placement with Panasonic Holdings Corporation (“Panasonic”) for the issuance of 12,500,000 Common Shares at a price of $2.00 per Common Share, and 12,500,000 Common Share purchase warrants, for an aggregate purchase price of US$25 million (the “Panasonic

Private Placement”). In connection with the Panasonic Private Placement, Panasonic and the Corporation have also entered into an investor rights agreement, a registration rights agreement and an offtake agreement. For more information regarding the GM Private Placement and the Panasonic Private Placement, please see the management information circular dated March 28, 2024, available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.nmg.com, regarding, among other things, the approval of the GM Private Placement and the Panasonic Private Placement by the Shareholders, in accordance with Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

On May 2, 2024, the Corporation closed a private placement with Mitsui for the issuance of 12,500,000 Common Shares at a price of $2.00 per Common Share and 12,500,000 Common Share purchase warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$25 million issued to Mitsui on November 8, 2022, as amended and restated (the “Mitsui Private Placement”). In connection with the Mitsui Private Placement, Mitsui and the Corporation have also entered into an investor rights agreement and a registration rights agreement. On the same date, the Corporation closed a private placement with Pallinghurst for the issuance of 6,250,000 Common Shares at a price of $2.00 per Common Share, and 6,250,000 Common Share purchase warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$12.5 million issued to Pallinghurst on November 8, 2022, as amended and restated (the “PH Private Placement”). In connection with the PH Private Placement, Pallinghurst and the Corporation have also entered into a registration rights agreement. For more information on the Mitsui Private Placement and PH Private Placement, please see the management information circular dated March 28, 2024, available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.nmg.com., regarding, among other things, the approval of the Mitsui Private Placement and the PH Private Placement by the Shareholders, in accordance with Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Messrs. Frandsen and Willis, directors of the Corporation, had an interest in the PH Private Placement as they are directors of Pallinghurst, the beneficial owner of an aggregate of 18,317,361 Common Shares, representing 16.28% of the issued and outstanding Common Shares, on a non diluted basis. Mr. Jürgen Köhler, director of the Corporation, had an interest in the PH Private Placement as he is party to a consulting agreement with a Pallinghurst affiliate. For more details regarding the PH Private Placement, see the press releases of the Corporation dated February 15, 2024, May 1 and May 2, 2024, available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.nmg.com.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Management of the Corporation knows of no other matters to come before the Meeting other than as set forth in this Circular. However, if other matters which are not known to the management should properly come before the Meeting, the proxy form confers discretionary authority upon the persons named as proxyholders to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2023, and 2022 and the management’s discussion and analysis for the fiscal year ended December 31, 2023. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon written request to the Vice President, Legal Affairs and Corporate Secretary at:

By e-mail:	legal@nmg.com
By mail:	Nouveau Monde Graphite Inc. 481 Brassard Street Saint-Michel-des-Saints, Québec J0K 3B0 Attention: Ms. Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary

SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 31, 2024

A registered holder or Beneficial Owner of Common Shares that are entitled to be voted at the annual meeting of Shareholders to be held for the fiscal year ended December 31, 2024, and who wish, subject, among others, to the conditions outlined hereinafter, to submit proposals regarding any matter to be dealt with at such meeting must do so at the latest on March 29, 2025.

To be eligible to submit a proposal for the purposes of such meeting, a person must be, for at least a six-month period immediately before the day on which the Shareholder submits the proposal, the registered holder or the Beneficial Owner of at least a number of voting shares:

(A)	that is equal to 1% of the total number of the outstanding voting shares of the Corporation, as of the day on which the Shareholder submits a proposal; or
(B)	whose fair market value, as determined at the close of business on the day before the Shareholder submits the proposal to the Corporation, is at least $2,000.
APPROVAL OF DIRECTORS

The content of this Circular and delivery of it to each director of the Corporation and to the Shareholders entitled to notice of the Meeting, have been approved by the Board of Directors.

May 21, 2024

(s) Josée Gagnon
Josée Gagnon Vice President, Legal Affairs and Corporate Secretary

SCHEDULE “A”

RESOLUTION PERTAINING TO THE RATIFICATION AND CONFIRMATION OF THE STOCK OPTION PLAN OF THE CORPORATION

WHEREAS the stock option plan of Nouveau Monde Graphite Inc. (the “Corporation”) named the “Nouveau Monde Graphite Inc. Stock Option Plan” (the “Plan”) is qualified as a rolling stock option plan pursuant to the TSX Venture Exchange Corporate Finance Manual (the “Manual”); and

WHEREAS pursuant to the Manual, a rolling stock option plan must notably receive shareholder approval every year during the Corporation’s annual general and special meeting of shareholders.

THEREFORE, IT IS RESOLVED THAT:

1.	TO RATIFY AND CONFIRM the Plan, the text of which is attached as Schedule "B" of the Management Proxy Circular dated May 21, 2024, for the purposes of the annual general and special meeting of shareholders of the Corporation to be held on June 27, 2024; and
2.	THAT any director or officer of the Corporation shall be, and is hereby, authorized to sign and deliver any document, written or in form, and to take any other measure that he or she may deem necessary or desirable to give effect to the present resolution.

SCHEDULE “B”

NOUVEAU MONDE GRAPHITE INC. STOCK OPTION PLAN

NOUVEAU MONDE GRAPHITE INC.

STOCK OPTION PLAN

(the “Corporation”)

Adopted by the Board of Directors of the Corporation

on May 21, 2024

Approved by the shareholders of the Corporation

on June [•], 2024

Approved by the TSX Venture Exchange

on [•], 2024

NOUVEAU MONDE GRAPHITE INC. STOCK OPTION PLAN

The purpose of the Plan, considered as a rolling stock option plan pursuant to the policies of the Exchange, is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.

SECTION 1DEFINITIONS

For the purposes of the Plan, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Schedule A attached hereto.

SECTION 2SHARES RESERVED FOR ISSUANCE

(1)	A maximum of 10% of the issued Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of Stock Options pursuant to the Plan combined with Shares reserved for all of the Corporation’s other security-based compensation mechanisms.
(2)	Subject to subsections 2(3) and 2(4) hereof, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, already granted exceed in a 12 month period 5% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange.
(3)	The number of Stock Options to be granted to any Consultant in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, calculated at the Date of Grant of such Stock Options to such Consultant.
(4)	The number of Stock Options to be granted to all persons employed to perform investor relations activities in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, calculated at the Date of Grant of such Stock Options. Stock Options granted to Consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the Stock Options vesting in any three-month period.

SECTION 3GRANT OF STOCK OPTIONS

(1)	The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options. The Board of Directors shall grant Stock Options in accordance with such determination. The grant of Stock Options to an Eligible Participant at any time shall not entitle such Eligible Participant to receive subsequent Stock Options.
(2)	The Plan does not provide any guarantee against any loss or with respect to any profit which may result from fluctuations in the price of the Shares.

(3)	Subject to its withholding obligations under the various taxation Laws, the Corporation does not assume responsibility for the income tax or other tax consequences for the Optionholders in connection with the Plan and Optionholders are advised to consult with their own tax advisers with respect to such matters.
(4)	Following the approval by the Board of Directors of the grant of Stock Options to an Eligible Participant, the Secretary of the Corporation, or any other person designated by the Board of Directors, shall forward to the Eligible Participant a Notice of Grant setting out the Date of Grant, the number of Stock Options, the Exercise Price, the Vesting Dates, as the case may be, the Expiry Date and any additional terms of the grant, substantially in the form attached hereto as Schedule B, a copy of the Plan and any other relevant documentation required by law.
(5)	In the event of any inconsistency between the Plan and the Notice of Grant, the more restrictive terms shall prevail provided that the more restrictive terms do not conflict with the rules of any Exchange upon which the Shares of the Corporation are listed. In the event of such discrepancy, the approval of the Exchange shall be obtained prior to the implementation of any of the conflicting provisions.
(6)	No Optionholder, nor his legal representatives, nor his legatees will be, or will be deemed to be, a shareholder of the Corporation with respect to the Shares underlying his Stock Options, unless and until certificates for such Shares are issued to him, as the case may be, upon the due exercise of its Stock Options in accordance with the terms of the Plan.
(7)	When the Corporation grants Stock Options to an Employee or a Consultant it must represent that the Optionholder is a bona fide Employee or Consultant, as the case may be.

SECTION 4TERMS AND CONDITIONS OF STOCK OPTIONS

(1)	Number of Shares – Expiration or Termination of Stock Options

Stock Options shall not be granted under the Plan for a number of Shares in excess of the maximum number of Shares reserved for issuance under the Plan, provided that if any Stock Option expires or terminates without having been exercised in full, the number of Shares reserved for issuance pursuant to Stock Options expired or terminated shall again be available for issuance under the Plan.

(2)	Expiry and Vesting
(a)	Subject to paragraph 4(2)(b) and subsection 4(3) hereof, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.
(b)	The Expiry Date of any Stock Options that expires during a blackout period as set forth under the Corporation’s internal policies, as amended from time to time, will be extended for a period of ten Business Days following the end of such blackout period.

(c)	The Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant relating thereto, subject to the accelerated vesting provisions set forth in subsection 5(1) hereof as well as the provisions relating to amendments set forth in subsection 8(4) hereof.
(d)	An Optionholder may only exercise its Stock Options that are fully vested.
(3)	Expiry Date

Any Stock Option or part thereof not exercised prior to the Expiry Date shall terminate and become null, void and of no effect. Notwithstanding the foregoing and subsection 4(2) hereof, the Expiry Date of a Stock Option shall be determined as follows:

(a)	Death - The Expiry Date of a Stock Option held by an Optionholder that became vested prior to his or her death shall be the earlier of:
(i)	the Expiry Date shown on the relevant Notice of Grant; or
(ii)	one year following the Optionholder’s death.
(b)	Termination of investor relations activities - Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:
(i)	the Expiry Date shown on the relevant Notice of Grant; or
(ii)	30 days from the Date of Termination of Investor Relations Activities.
(c)	Eligible Participant Status Loss – Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Eligible Participant Status Loss Date”), shall be the earlier of:
(i)	the Expiry Date shown on the relevant Notice of Grant; or
(ii)	ninety days from the Eligible Participant Status Loss Date.

(d)	Eligible Participant Status Loss Date or Date of Termination of Investor Relation Activities – For the Purpose of the Plan, unless otherwise determined by the Board of Directors, an Eligible Participant’s employment or engagement with the Corporation or a subsidiary thereof shall be considered to have ceased, effective the last day of the Eligible Participant’s actual and active employment or services with the Corporation or subsidiary, whether such day is selected by agreement with the Eligible Participant, unilaterally by the Corporation or subsidiary and whether with or without prior notice to the Eligible Participant. No period of notice nor payment in lieu of such notice that ought to have been given under applicable Laws in respect of termination of employment or other engagement will be considered in determining entitlement under the Plan.
(e)	Discretion of the Board of Directors - Notwithstanding paragraphs 4(3)(a), (b), (c) and (d) above, but subject to subsection 4(2) hereof, and subject to all Laws and to the approval of the Exchange, the Board of Directors may, by notifying an Optionholder or its legal representative, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part. If the Optionholder is an Insider of the Corporation, the disinterested Shareholder approval is required to extend the Expiry Date of any Stock Options in whole or in part. The Board of Directors cannot, under any circumstances, extend the Expiry Date of any Stock Options for a period greater than 12 months following the date on which the Stock Option Holder ceases to be an Eligible Participant for any reason whatsoever.
(4)	Expiry of Non - Vested Stock Options

Subject to the discretionary power of the Board of Directors, outstanding Stock Options that are not vested as of the date the Optionholder ceases to be an Eligible Person for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.

(5)	Extension of Exercise Period

The Expiry Date of any Options that expires during a blackout period will be extended for a period of ten Business Days following the end of such blackout period.

(6)	Termination for Cause

Notwithstanding anything to the contrary in this Section 4, if an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

(7)	Exercise Price

The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, which Exercise Price shall not be lower than $0.05 per Share in accordance with the policies of the Exchange. The Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a Director or a person employed to perform investor relations activities, a news release was issued to fix the Exercise Price, or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange (the “Exercise Price”).

(8)	Assignment and Transfer of Stock Options

Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Optionholder’s legal representative within the first year following the Optionholder’s death.

(9)	Adjustments

If prior to the complete exercise of any Stock Option, a stock dividend is paid on the Shares or if the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for by securities or assets of the Corporation or of any other corporation (collectively, the “Event”), a Stock Option, to the extent that it has not been completely exercised, shall entitle the Optionholder, upon the exercise of the Stock Option in accordance with the terms thereof, to such number and kind of shares or other securities or property to which such Optionholder would have been entitled as a result of the Event had such Optionholder actually exercised the unexercised portion of the Stock Options immediately prior to the occurrence of the Event and the Exercise Price shall be adjusted accordingly as if the originally optioned Shares of the Corporation were being purchased hereunder. No fractional Shares or other security shall be issued upon the exercise of any Stock Option and accordingly, if as a result of the Event, an Optionholder would become entitled to a fractional Share or other security, such Optionholder shall have the right to purchase only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Upon the occurrence of the Event, the maximum number of Shares reserved for issuance under the Plan shall be appropriately adjusted.

SECTION 5CHANGE OF CONTROL

(1)	Accelerated of Vesting or Expiration – Change of Control

Upon the announcement of any event considered as a Change of Control, the Corporation shall have the discretion, without the need to obtain the consent of the Optionholders, to accelerate the Vesting Dates and/or the Expiry Dates of all outstanding Stock Options. The Corporation may accelerate one or more Optionholder’s Vesting Dates and/or Expiry Dates without accelerating Vesting Date and/or Expiry Dates of all outstanding Stock Options and may accelerate the Vesting Dates and/or Expiry Dates of only a portion of an Optionholder’s Stock Options. The Corporation shall promptly notify each Optionholder of any acceleration of the Vesting Dates and/or Expiry Dates. However, the Exchange’s approval is required to accelerate the Vesting Dates and/or the Expiry Dates of any Stock Options when the Optionholder is engaged to provide investor relation services.

(2)	Mergers and Consolidations

In the event the Corporation is a consenting party to a Change of Control, outstanding Stock Options shall be subject to the agreement affecting such Change of Control and Optionholders shall be bound by such agreement. Such agreement, without the Optionholders’ consent, may provide for:

(i)	the continuation of such outstanding Stock Options by the Corporation (if the Corporation is the surviving or acquiring corporation);

(ii)	the assumption of the Plan and such outstanding Stock Options by the surviving or acquiring corporation or its parent; or
(iii)	the substitution or replacement by the acquiring or surviving corporation or its parent of options with substantially the same terms for such outstanding Stock Options.

SECTION 6            EXERCISE OF STOCK OPTIONS

(1)	Exercise of Stock Options

Stock Options may be exercised only by the Optionholder or by his legal representative. Stock Options may be exercised in whole or in part in respect of a whole number of Shares at any time or from time to time prior to the Expiry Date by delivering to the Corporation an Exercise Notice substantially in the form attached hereto as Schedule C and a certified cheque or a bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Stock Options.

(2)	Issue of Shares

As soon as practicable following the receipt of the Exercise Notice, the Corporation shall deliver to the Optionholder a certificate representing the Shares so purchased.

(3)	Conditions on Issue

The issue of Shares by the Corporation pursuant to the exercise of any Stock Option is subject to compliance with all Laws applicable to the issuance, distribution and listing on the Exchange of such Shares. The Optionholder shall: (i) comply with all Laws, (ii) provide the Corporation with any information, report and/or undertaking required to comply with all Laws and (iii) fully co-operate with the Corporation in complying with all Laws.

SECTION 7            ADMINISTRATION

The Plan shall be administered by the Board of Directors. The Board of Directors may at its discretion from time to time make, amend and repeal such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan, and such regulations shall form part of the Plan. The Board of Directors may appoint any committee, Director, officer or Employee of the Corporation as administrator of the Plan and delegate to such person such administrative duties and powers as it may see fit.

Without limiting the foregoing paragraph, the Board of Directors will have the authority to:

(1)	construe and interpret the Plan, and any agreement or document executed pursuant thereto;
(2)	prescribe, amend and rescind rules and regulations relating to the Plan, including determining the forms and agreements used in connection therewith; provided that the Board of Directors may delegate to the President, the Chief Financial Officer or the officer in charge of Human Resources the authority to approve amendments to the forms and agreements used in connection with the Plan that are designed to facilitate the Plan administration, and that are not inconsistent with the Plan or with any resolutions of the Board of Directors relating thereto;

(3)	determine whether Stock Options will be granted singly, in combination, or in tandem with, in replacement of, or as alternatives to, other Stock Options under the Plan or any other incentive or compensation plan of the Corporation or any subsidiary;
(4)	subject to the prior approval of the Exchange, grant waivers of the terms and conditions of the Plan or any Stock Option;
(5)	determine the Stock Option’s Vesting Date(s);
(6)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any Stock Option;
(7)	amend the Plan (subject to all Laws and the prior approval of the Stock Exchange), except for amendments that increase the number of Shares available for issuance under the Plan or change the eligibility criteria for participation in the Plan or that reduce the Exercise Price or that extend the Expiry Date of a Stock Option when the Optionholder covered by this amendment is an Insider of the Corporation when the amendment is proposed (in the two latter cases, disinterested shareholder approval of the Corporation is to be obtained); and
(8)	make all other determinations necessary or advisable for the administration of the Plan.

SECTION 8MISCELLANEOUS

(1)	Notice
(a)	Any notice, request, payment or other communication required or permitted to be given hereunder by the Corporation to an Optionholder shall be in writing and shall be given by personally delivering it or by delivering it by mail to the address of the Optionholder set out in the Notice of Grant or such other address of which the Optionholder has notified the Corporation. The Optionholder shall notify the Corporation in writing of any address change.
(b)	Any notice, request, payment or other communication required or permitted to be given hereunder by an Optionholder to the Corporation shall be in writing and shall be given by personally delivering it or by delivering it by mail to the primary business address of the Corporation or any other address designated by the Corporation.
(c)	The date of delivery of notice, request, payment or any other communication shall be the date of personal delivery or, if delivered by mail, the fifth Business Day after mailing provided that in the event of a postal strike, the date of delivery shall be the date of actual delivery.
(2)	Disinterested Shareholder Approval
(a)	In addition to the cases already provided elsewhere in the Plan, the Corporation shall obtain, in accordance with the policies of the Exchange, the disinterested shareholder approval when the Plan, together with all of the Corporation’s previously established and outstanding security based compensation plans or grants and combined with the Shares reserved for all of the Corporations’ other security-based compensation mechanisms, as the case may be, could permit at any time the grant to Insiders of the Corporation (as a group), within a 12 month period, and at any given time, of an aggregate number of Stock Options exceeding 10% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Option to any Insider.

(b)	In addition to the cases already provided elsewhere in the Plan, the Corporation shall obtain, in accordance with the policies of the Exchange, the disinterested shareholder approval when the Plan, together with all of the Corporation’s previously established and outstanding security based compensation plans or grants, as the case may be, could permit at any time the grant to Insiders of the Corporation (as a group), at any point in time, of an aggregate number of security based compensation exceeding 10% of all the issued and outstanding Shares of the Corporation.
(3)	Approval of the Plan

Pursuant to the policies of the Exchange, the Plan must be approved each year by the Corporation’s shareholders at the annual general meeting of shareholders of the Corporation.

(4)	Amendments

The Corporation may, subject to all Laws and prior Exchange approval, at its discretion from time to time, amend the Plan and the terms and conditions of any Stock Option to be granted thereunder and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any Laws, or for any other purpose which may be permitted by Law, provided always that, any such amendment shall not alter the terms or conditions of, or impair any right of any Optionholder pursuant to any Stock Option granted prior to such amendment without the consent of the affected Optionholder(s). Any amendment that reduces the Exercise Price or that extends the Expiry of a Stock Option  requires disinterested shareholder approval of the Corporation if the Optionholder covered by this amendment is an Insider of the Corporation when the amendment is proposed. A copy of any amendment to the Plan shall be sent to each Optionholder as soon as reasonably practicable.

(5)	Termination

The Corporation may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Stock Option or impair any right of any Optionholder pursuant to any Stock Option granted prior to the date of such termination and notwithstanding such termination by the Corporation, such Stock Options and such Optionholders shall continue to be governed by the provisions of the Plan.

(6)	Interpretation

The interpretation by the Board of Directors of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by an Optionholder. No member of the Board or the Committee or any person acting pursuant to authority thereby delegated hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board of Directors and each such person acting on the authority delegated hereunder, shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

(7)	Hold Period

According to the policies of the Exchange, the Stock Options granted to an Insider of the Corporation or a Consultant, and the Shares that may be issued upon the exercise thereof will be subject to a four month resale restriction imposed by the Exchange commencing on the date the Stock Options are granted to such person.

(8)	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued following the exercise of any Stock Option in accordance with the provisions of the Plan.

(9)	Governing Laws

The Plan will be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

(10)	Compliance with Applicable Law

If any provision of the Plan or any Stock Option conflicts with any Law, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(11)	Agreement

The Corporation and every Optionholder shall be bound by the terms and conditions of the Plan by the simple delivery thereof to an Optionholder and the signature of the Notice of Grant.

(12)	Transitional

Each Optionholder having received a grant of Stock Options or a right to acquire Stock Options pursuant to a stock option plan prior to the date the Plan is adopted by the Corporation will receive a Notice of Grant setting out the terms of the previous Stock Option commitment. Upon delivery of the Notice of Grant to the Optionholder, any prior documentation relating to the previous Stock Option commitment will be null and void and not binding on the Corporation.

(13)	Name

The Plan shall be called the “Nouveau Monde Graphite Inc. Stock Option Plan”.

SCHEDULE A

DEFINED TERMS

“Board of Directors” means the Board of Directors of the Corporation.

“Business Day” means any day of the year, other than a Saturday or Sunday or any day recognized by Québec Law as a statutory holiday.

“Change of Control” means:

(a)	a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury); or

(b)	the sale to a person other than an affiliate of the Corporation of all or substantially all of the Corporation’s assets.

“Consultant” means, in relation to the Corporation, an individual (other than an Employee or a Director) or company, that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract between the Corporation or the affiliate and the individual or the company, as the case may be;

(c)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and

(d)	has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

“Corporation” means Nouveau Monde Graphite Inc. or any successor thereto.

“Date of Grant” means the date on which a particular Stock Option is granted by the Board of Directors.

“Date of Termination of Investor Relations Activities” means has the meaning ascribed thereto in paragraph 4(3)(b) hereof.

“Director” means a member of the Board of Directors.

“Eligible Participant” means (a) an Employee, officer, Director or Consultant of the Corporation or any subsidiary thereof, and (b) a person employed to perform investor relations activities.

“Eligible Participant Status Loss Date” has the meaning ascribed thereto in paragraph 4(3)(c) hereof.

“Employee” means:

(a)	an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(b)	an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(c)	an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum of 20 hours per week, providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

“Event” has the meaning ascribed thereto in subsection 4(8) hereof.

“Exchange” means the TSX Venture Exchange or such other stock exchange or over-the-counter quotation upon which the Shares are listed.

“Exercise Notice” means the notice respecting the exercise of any Stock Option, substantially in the form attached as Schedule C hereto, duly executed by the Optionholder or his legal representative.

“Exercise Price” has the meaning ascribed thereto in subsection 4(6) hereof.

“Expiry Date” means the date determined in accordance with paragraph 4(2)(a) hereof after which a particular Stock Option can no longer be exercised, subject to extension, acceleration or amendment in accordance with the terms hereof.

“Insider” has the meaning ascribed to such term under policy 1.1 of the Corporate Finance Manual of the Exchange.

“Laws” means the laws, rules and regulations of any government, public agency or authority, regulatory body, stock exchange or other organization that has jurisdiction over the Shares, the Corporation, any Optionholder or any of the Corporation shareholders.

“Notice of Grant” means the notice respecting the grant of Stock Options, substantially in the form attached as Schedule B hereto, duly executed by the Secretary of the Corporation or any other person designated by the Board of Directors.

“Optionholder” means an Eligible Participant or former Eligible Participant who holds Stock Options which have not been fully exercised and have not expired or, where applicable, the legal representative of such Eligible Participant.

“Plan” means this stock option plan named “Nouveau Monde Graphite Inc. Stock Option Plan” adopted by the Board of Directors on May 12, 2022, as amended from time to time.

“Shares” means the common shares in the capital of the Corporation or such other securities specified in subsection 4(8) hereof in the case of the occurrence of an Event.

“Stock Option” means an option to purchase Shares granted to an Eligible Participant under this Plan.

“Vesting Date” means the date determined in accordance with paragraph 4(2)(c) hereof starting on which the Stock Options may be exercised in whole or in part.

SCHEDULE B

NOTICE OF GRANT

BETWEEN: NOUVEAU MONDE GRAPHITE INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 331 Brassard, Saint-Michel-des-Saintes, Québec J0K 3B0;

(hereinafter referred to as « Nouveau Monde »)

AND:	an individual residing and domiciled at ;

(hereinafter referred to as the “Optionholder”)

WHEREAS the Optionholder is	of Nouveau Monde;

WHEREAS the Board of Directors of Nouveau Monde has adopted a stock option plan named “Nouveau Monde Graphite Inc. Stock Option Plan”, for the purpose of providing its employees, officers, directors, consultants and persons employed to perform investor relations activities with an incentive to promote its interests (hereinafter referred to as the “Plan”);

WHEREAS the stock options granted after the adoption of said Plan will be governed by the Plan;

WHEREAS Nouveau Monde wishes to grant to the Optionholder stock options to subscribe common shares (hereinafter referred to as the “Shares”) in the capital of Nouveau Monde pursuant to the terms of the Plan;

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

STOCK OPTIONS GRANTED

Nouveau Monde hereby grants to the Optionholder the right to subscribe to                 Shares at a price of $                          per Share, upon the terms and conditions herein contained (hereinafter referred to as the “Stock Options”).

TERMS OF THE STOCK OPTIONS

After the         anniversary of the grant of the Stock Options, being                 , (referred to as the “Expiry Date”), any unexercised Stock Options shall become null and void.

[Paragraph and table below to be included if the Board of Directors has set vesting periods at the time of the grant of stock options.]

The Stock Options hereby granted to the Optionholder shall vest in * tranches of * Shares, only at the vesting dates and exercise prices set forth below:

Number of Shares	Vesting Dates	Exercise Price	Expiry Dates
*	starting *	$*	*
*	starting *	$*	*
*	starting *	$*	*
*	starting *	$*	*

All the terms and conditions set forth in the Plan are hereby incorporated by reference and are included herein as if fully recited. It is acknowledged that Plan contains terms and conditions that may change the Expiry Date.

EXERCISE OF STOCK OPTIONS

The Optionholder may exercise the Stock Options, in full or in part, at any time before the Expiry Date by sending to the head office of Nouveau Monde, an exercise notice (hereinafter referred to as the “Exercise Notice”), accompanied by a certified cheque or bank draft made payable to Nouveau Monde in the amount of the full price of the Shares subscribed for upon the terms of the Stock Options.

Nouveau Monde shall cause a certificate representing the number of Shares specified in the Exercise Notice to be issued and registered in the name of the Optionholder and delivered to him within reasonable time following receipt of such notice.

GOVERNING LAW

This Notice of Grant and the Stock Options shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ACKNOWLEDGEMENT OF TERMS

The undersigned Optionholder, does accept the grant of the stock options upon the terms and conditions that are set out in this Notice of Grant and the Plan.

The Optionholder acknowledges that he has received and reviewed a copy of the Plan and that he is familiar with the terms and conditions of the Stock Options.

He acknowledges that the Stock Options and any Shares he receives upon exercise thereof will be governed by the Securities Act (Québec) and possibly the securities laws of other jurisdictions and the rules of the TSX Venture Exchange. Such laws and rules may limit the Optionholder’s ability to sell any Shares he receives on exercise of his Stock Options. Certain Optionholders might also be subject to trading restrictions stated in Nouveau Monde internal company policies.

He acknowledges that the Plan entitles him to written notice of certain events and that he must advise Nouveau Monde of any address changes in order to protect his rights.

He agrees that this Notice of Grant is comprehensive and contains a complete listing of all of his rights to acquire Shares of Nouveau Monde. Any rights that he may have to acquire Shares of Nouveau Monde, that are not set out herein are hereby cancelled.

DATED and signed at		on .

NOUVEAU MONDE GRAPHITE INC.	NAME

Per:

Witness Signature		Signature of Optionholder

Print Witness’s Name		Print Optionholder’s Name

SCHEDULE C

EXERCISE NOTICE

NOUVEAU MONDE GRAPHITE INC. STOCK OPTION PLAN

NOUVEAU MONDE GRAPHITE INC.

481 Brassard

Saint-Michel-des-Saints, Québec J0K 3B0

Dear Sirs / Mesdames:

Please be advised that in connection with stock options to purchase common shares of NOUVEAU MONDE GRAPHITE INC. (“Nouveau Monde”) granted to me pursuant to that certain notice of grant dated                  , the undersigned hereby wishes to exercise his or her option to purchase               common shares of Nouveau Monde.

Please find enclosed cash, a certified cheque or a bank draft in the amount of $                payable to Nouveau Monde in full payment for the common shares to be purchased hereby. I hereby agree to assist Nouveau Monde in the filing of, and will timely file, all reports that I may be required to file under the applicable securities laws or listing exchange.

The common shares issued on the exercise of the stock options specified above are to be issued in the following registration as fully paid and non-assessable common shares of Nouveau Monde:

Dated at              , this            day of                                                               .

(Print Optionee’s or Nominee’s Name)	(Optionee’s or Nominee’s Signature)

(Address of Optionnee or Nominee)	(Telephone Number)

(Facsimile Number)

(E-Mail Address)

SCHEDULE “C”

CHARTER OF THE BOARD OF DIRECTORS

TABLE OF CONTENTS

I.	ROLE		1
II.	COMPOSITION AND MEETINGS		1
III.	DUTIES AND RESPONSIBILITIES		2
	1.	Strategic Planning	2
	2.	Integrity	3
	3.	Supervision of the Business of the Company	3
	4.	Evaluation and Succession Planning	4
	5.	Communication	4
	6.	Meeting Attendance	4
	7.	Other	5

Charter of the Board of Directors	i

I.             ROLE

The board of directors (the “Board”) of Nouveau Monde Graphite Inc. (the “Company”) must promote the viability of the Company and value creation, require that the management of the Company be in the best interests of the Company and of its shareholders, while taking into account the interests of other stakeholders. Furthermore, it shall promote the constant improvement of the performance of the Company and thus ensure its continuous development.

The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board supervises the management of the affairs of the Company. The Board is responsible for the good governance of the Company and must to this end ensure an efficient allocation of the resources and have the power to report it.

II.              COMPOSITION AND MEETINGS

In accordance with the articles of the Company, the Board is composed of a minimum of three directors and of a maximum of fifteen directors.

The directors must devote the necessary time to the business of the Board and have the relevant skills, experience and aptitudes relating to their appointment as a director in order to meet the needs of the Company and to allow the Board to function effectively. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

The majority of the directors must be considered independent by the Board, in accordance with the legislative and regulatory requirements and the listing criteria which the Company is subjected to. As an indication, a director is independent if he does not have a material relationship, either direct or indirect, with the Company, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board is governed by the Company’s by-laws approved by the shareholders and by the resolutions adopted by the Board.

Essential information and documentation relating to the points on the agenda and subjects discussed at the Board meetings are distributed to the Board members prior to each meeting to allow them to address such points and related subjects in a fully informed manner. Furthermore, the Company will distribute to the Board the necessary and pertinent information on the Company, its operations and its finances.

Charter of the Board of Directors	1

Members of the Board may take part in the meetings by teleconference or any other similar means of communication allowing all the individuals participating in the meeting to communicate simultaneously.

Executive management and other Company personnel may, on invitation, participate in the meetings and make presentations so that the directors acquire better knowledge and comprehension of the business of the Company.

The directors shall, if need be, meet without executive management or the non-independent directors, according to what they consider suitable in order to allow a free and open discussion between the independent directors.

III.                DUTIES AND RESPONSIBILITIES

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following duties and responsibilities:

1.	STRATEGIC PLANNING
(a)	Provide management with the benefits of its vision for new trends and recent events and recommend action appropriate to the circumstances to management;
(b)

Approve a strategic plan, oversee that it is updated, by taking into account, among others, opportunities and risks related to the Company’s activities, global trends related to the Company’s industry and growth potential;

(c)	Oversee the principal risks which the commercial activities of the Company are exposed to and supervise the implementation of the strategic plan and the appropriate systems to manage risks;
(d)

Examine and approve, if necessary, any strategic decision for the Company including, in particular, merger, acquisition and disposal of shares, assets or businesses exceeding the delegated powers of approval of executive management; and

(e)	Understand and regularly re-evaluate the business plans of the Company.

Charter of the Board of Directors	2

2.	INTEGRITY
(a)	Ensure the integrity of the President and Chief Executive Officer and the members of the executive management and maintain a culture of integrity within the Company;
(b)	Oversee that the Company possesses the means to respect the legislative and regulatory requirements regarding its operations; and
(c)

Adopt a code of conduct that governs the behavior of the directors, management and employees of the Company; see to the continuance of a conformity process with its own code of conduct and politics and review, from time to time, the Company’s code of conduct.

3.	SUPERVISION OF THE BUSINESS OF THE COMPANY
(a)	Review and approve the financial objectives, budgets and plan of action, including major capital allowances and expenditures;
(b)

Approve the issuance of securities and any operation out of the normal course of the activities of the Company, including proposals regarding mergers, acquisitions, major financings, dispositions or material departures from strategic plan or budgets and other important operations such as investments and investment withdrawals;

(c)	Supervise executive management in order to ensure that the Company’s daily activities are managed in a competent manner and in accordance with the business plan approved by the Board;
(d)	Provide advice to executive management when required by the circumstances;
(e)

Ensure that executive management understands the expectations of the Board, that the appropriate questions are presented to the Board and that it is kept informed of the feedback from the shareholders;

(f)	Ensure that the Board may exercise its functions independently from executive management of the Company;
(g)	Determine the expediency of declaring dividends and declare such dividends, where applicable;
(h)	Review the financial information and monitor the integrity of the Company’s internal control and management information systems; and
(i)	Consider and approve any modification to the present charter of the Board.

Charter of the Board of Directors	3

4.	EVALUATION AND SUCCESSION PLANNING
(a)	Evaluate its own efficiency with regard to the performance of the aforementioned duties and the other responsibilities of each director;
(b)	Supervise the composition of the Board to ensure the effectiveness of the decision-making process;
(c)	Verify that the members of executive management have the required skills to accomplish their functions;
(d)	Monitor corporate performance against the strategic plans and business, operating and capital budgets;
(e)	Create necessary Board committees (including the mandatory Audit Committee), establish their mandates and choose their members;
(f)	Recommend candidates for director positions to fill any vacancy on the Board;
(g)	Ensure that all new directors are completely oriented in order that they fully understand the role of the Board and its committees, as well as the nature and operation of the Company’s business;
(h)	Evaluate and supervise the succession planning, in emergency circumstances, of the Chief Executive Officer and executive management; and
(i)	Ensure that directors receive adequate continuing training and orientation.
5.	COMMUNICATION
(a)	Oversee the steps followed so that the Company conforms to its obligations of continuous and timely disclosure and avoids selective disclosure;
(b)

Examine and approve the content of the principal disclosure documents, including the annual information form, press releases regarding quarterly and annual financial results, as applicable, as well as the corresponding financial statements, and the management proxy circular; and

(c)	Review, when necessary, the Company’s communication policies.
6.	MEETING ATTENDANCE
(a)

To ensure the efficient performance of their responsibilities, the Board and Audit Committee shall meet periodically, at least once quarterly, while the other committees shall meet as needed, but no less than once per year;

Charter of the Board of Directors	4

(b)	Unless prevented by circumstances beyond their control, all directors must attend all meetings of the Board or committee on which they sit; and
(c)	Before each meeting, the directors shall receive the documentation required for the following meeting. Each director shall be responsible for examining this documentation before that meeting opens.
7.	OTHER

Carry out any other appropriate duties and responsibilities pursuant to the legislative and regulatory requirements pertaining to its operations and to the by-laws of the Company.

Approved by the Board on November 17, 2021.

Charter of the Board of Directors	5